Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HyperSciences, Inc.
2311 E Main Ave, Suite 200
Spokane, WA 99202
https://www.hypersciences.com/

Up to $3,941,022.60 in Series B-2 Preferred Stock at $9.72
Minimum Target Amount: $9,992.16

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: HyperSciences, Inc.
Address: 2311 E Main Ave, Suite 200, Spokane, WA 99202
State of Incorporation: DE
Date Incorporated: October 13, 2014

Terms:

Equity

Offering Minimum: $9,992.16 | 1,028 shares of Series B-2 Preferred Stock
Offering Maximum: $3,941,022.60 | 405,455 shares of Series B-2 Preferred Stock
Type of Security Offered: Series B-2 Preferred Stock
Purchase Price of Security Offered: $9.72
Minimum Investment Amount (per investor): $495.72

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

$10,000 ("Nickel") - HyperSciences t-shirt

$25,000 ("Quartz") - Replica projectile keychain and HyperSciences t-shirt

$50,000 ("Platinum") - All of the above, plus a scale Geothermal HyperDrill Bit and Plaque to commemorate this offering

**All perks occur when the offering is completed.*

Special Note Regarding Forward-Looking Statements

This memorandum may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as "may," "will," "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "believe," "intend," "predict," "potential," "opportunity," and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this memorandum. You should read this memorandum completely and with the understanding that our actual future results may be significantly different from our expectations. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

The Company and its Business

Company Overview

Corporation History and Background

HyperSciences, Inc. was incorporated in Delaware on October 13, 2014. HyperSciences was formed to focus on utilizing Ram accelerator technology in non-spaceflight applications (below the Kármán line). Our focus expanded beyond sub-orbital launch when we took a non-equity, sponsored research contract from the Shell GameChanger™ Program.

Today, HyperSciences seeks to apply hypervelocity accelerators and robotic automation technologies towards some of the most challenging problems in energy, transportation, materials production and flight. As of December 31, 2021, HyperSciences has accepted convertible note funding, completed Regulation A, CF, and D offerings with Series A Preferred Stock, and closed a SAFE financing round.

Technology

HyperSciences is an exclusive licensee of Ram accelerator tech, which was invented at the University of Washington and uses industrial gases to repeatedly propel cost-efficient projectiles at hypersonic speeds. Since 2019, we've utilized Ram in our scalable HyperCore™ technology to efficiently break and pulverize rock safer, faster and at a lower cost than best-in-class rotary cutting or drill-and-blast technologies. This will enable us to access hard-to-reach geothermal deposits, clear the way for high-speed underground transit, and extract rare earth materials in a non-destructive fashion and more.

Our Products

HyperSciences plans to market our products via an Equipment-As-A-Service model, supported by sales of consumable projectiles for use in all HyperCore-based systems. The following main applications utilize the HyperCore™ technology:

HyperCore 50

A 50mm (2") bore diameter inner tube that can be vertically or horizontally integrated into existing equipment to enable rapid and efficient energy deposition, such as rock breaking.

Hyper Tunneling Boring and Mining System (HTBM™)

A robotic mining and tunneling solution that uses continuous repetitive projectile impacts and eliminates the need for dangerous explosives. Specifically developed for underground tunneling and mining, this application of HyperCore technology includes robotic steering and acoustic damping.

HyperDrill™

A downhole tool that is a substantial enhancement to, and yet compatible with, existing drilling systems. This non-intrusive "plug and play" approach reduces the time, cost and adoption friction for existing operators and service providers. HyperDrill offers 3 - 10X ROP (rate of penetration) improvements when compared with best in-class conventional rotary drills. Third-party testing confirms HyperSciences saves over 50% in drilling rig days and can net savings of over $1.5M per well in traditional environments and $4-$7M per well in hard-rock offshore environments.

Energy Anywhere™ Geothermal

Couples our HyperDrill technology with a HyperSciences-designed thermoelectrical power plant for a baseload power operation that is superior to solar/wind and competitive with gas-turbine electricity generation.

HyperDrone™

A land or sea-based high altitude drone launch service for communication, Earth observation, and hypersonic propulsion testing markets. Encapsulated inside

HyperSciences' proprietary projectiles and sent through a modified HyperCore tubular launch system. Can quickly deliver communication equipment and aeronautical drones (helium balloons, solar-winged vehicles, SCRAMJET test vehicles) to extreme altitude without rocket propulsion. We plan to structure HyperDrone pricing to allow for a higher per-projectile profit margin vs HyperCore.

Officer Disclosure

The Officers of the Company currently also split their time between multiple related and non-related entities. All of the officers currently dedicate a minimum of 40 hours per week to HyperSciences and receive a salary. Please refer to the Directors & Officers section and our Risk Factors for more details.

Competitors and Industry

Market

HyperCore technology can be utilized in a multitude of industrial sectors:

- Oil & gas
- Clean energy
- Mining
- Infrastructure
- Construction
- Aerospace

The potential impact of HyperSciences' technology in the energy drilling industry alone is dramatic. We believe HyperDrill technology could provide up to a $15.5 billion-dollar value over a 10-year period to the oil and gas industry.

Additionally, based on the HyperDrill's advance rate and cost of operations, we believe HyperDrill technology could potentially save oil and gas mining operators up to a net of $1 million to $4 million per well.

Current Stage and Roadmap

HyperSciences has successfully developed what we believe to be the world's fastest commercial payload launch systems (Ram accelerators). When fully developed, we plan to robotically deliver kinetic energy at 4 - 8X the speed of sound (3000 - 6000 mph). Below is a list of our current products and the development stage of each product line, please note that all four products are in the prototype phase:

HyperCore™ - We have built four copies: two larger systems at 50 and 100 mm that have demonstrated exit velocities 5X the speed of sound (3800 mph). We have two packaged HyperCore systems that are designed to be compatible with our HyperDrill tool and their development is ongoing.

HyperDrill – We are currently in phase 2 of a joint development contract with a Major Top 10Mining company to develop a HyperCore augmented drill that offers significantly improved RoP.

HTBM™ – The synergistic nature of our HyperCore technology means that we can leverage much of the work done for HyperDrill to provide a paradigm shift in hard rock tunneling and boring. We are currently in discussions with potential partners and customers to develop and test some of the tools necessary for geothermal exploration, including a surface shaft tool.

HyperDrone™ - We completed NASA Phase 1 testing in January 2019 at Spaceport America. We continue to explore opportunities in the hypersonic and kinetic energy launch sector. We anticipate considerable government spending in this sector in the next 1-3 years and are positioning ourselves to leverage that increased spending. We are currently in the process of renegotiating a lease with Spaceport America and plan to develop and test our HyperCore technology at larger scales.

The Team

Officers and Directors

Name: Mark Russell, PE

Mark Russell, PE's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, President and Director
  Dates of Service: October 13, 2014 - Present
  Responsibilities: Mark has led Ram accelerator developments for EnergeticX through filing first patents and testing on HyperDrill™ and HyperBreaker™ and then formed HyperSciences in 2014, leading it as CEO from 2014 to the present. Mark dedicates a minimum of 40 hours per week to HyperSciences and receives a salary of $225,000 per year.

Other business experience in the past three years:

- **Employer:** Cycle Fund, LLC
  Title: Manager
  Dates of Service: January 23, 2013 - January 31, 2020
  Responsibilities: Managing member/Owner. Mark spends less than an hour of his time on Cycle Fund per month and does not receive a salary. There is no relationship with HyperSciences. There are no day-to-day operations for this entity.

Other business experience in the past three years:

- **Employer:** EnergeticX.net, L.L.C.
  Title: Manager
  Dates of Service: February 01, 2010 - Present
  Responsibilities: Managing Member. No salary. Mark works one hour every other week for EnergeticX.net. Mark handles the day-to-day workload for this company. EnergeticX.net is HyperSciences' largest, but not majority shareholder.

Other business experience in the past three years:

- **Employer:** Rocket Man, LLC
  Title: Manager
  Dates of Service: March 03, 2017 - Present
  Responsibilities: Managing Member. Mark spends less than an hour per month of his time on Rocket Man and does not receive a salary. There is no relationship between Rocket Man and HyperSciences. There are no day-to-day operations for this entity.

Other business experience in the past three years:

- **Employer:** Pipeline2Space, Inc.
  Title: CEO, Director & Founder
  Dates of Service: August 01, 2014 - Present
  Responsibilities: Mark continues long-term development of similar, but much longer accelerator aerospace technology to launch small spacecraft (and later much larger) to lofted trajectories for single or multiple stage orbital insertion. Estimated salary of $151,197.60. Pipeline2Space is a sister company to HyperSciences in that EnergeticX.net owns the bulk of Pipeline2Space's shares. Mark works an additional 15 hours a week for Pipeline2Space. He handles the day-to-day workload for this entity.

Other business experience in the past three years:

- **Employer:** Mega Tech Metals LLC
  Title: Managing Member
  Dates of Service: February 01, 2022 - Present
  Responsibilities: Help manage the day to day operations of the company. 1-3 hours per week for no set salary.

Name: Michelle Carbon, JD, MAcc

Michelle Carbon, JD, MAcc's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer and General Counsel
  Dates of Service: August 24, 2020 - Present
  Responsibilities: Managing financials, financial budgeting, as well as managing legal functions. Michelle dedicates a minimum of 40 hours per week to HyperSciences and receives a salary of $185,000 per year.

Other business experience in the past three years:

- **Employer:** Embassy Management, LLC
  Title: VP of Business Operations and In-House Counsel
  Dates of Service: March 01, 2013 - February 13, 2021
  Responsibilities: Responsible for all cost reports, review all contracts and leases, and assist with legal issues. Manage the sourcing and securing of quality, affordable housing. Assists with risk management, compliance, and insurance.

Other business experience in the past three years:

- **Employer:** Carbon Law Office, PLLC
  Title: Owner
  Dates of Service: November 13, 2007 - Present
  Responsibilities: Sole Member

Other business experience in the past three years:

- **Employer:** RPS of Idaho Incorporated
  Title: Director/Secretary
  Dates of Service: October 12, 2021 - Present
  Responsibilities: Secretary and advisor to CEO

Other business experience in the past three years:

- **Employer:** Pipeline2Space, Inc.
  Title: CFO
  Dates of Service: October 14, 2021 - Present
  Responsibilities: In charge of finances and accounting.

Name: Charles Russell

Charles Russell's current primary role is with Mega Tech Metals LLC. Charles Russell currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April 01, 2015 - Present
  Responsibilities: Charles was one of the first investors in the commercialization of the RAMAC technology. Charles does not currently receive compensation for these services. Charles also served as VP of Robotic Mining Technologies until August 2020.

Other business experience in the past three years:

- **Employer:** Mega Tech Metals LLC
  Title: Owner/Manager
  Dates of Service: July 21, 2020 - Present
  Responsibilities: Managing member

Name: Mike McSherry

Mike McSherry's current primary role is with Xealth. Mike McSherry currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April 01, 2015 - Present
  Responsibilities: Mr. McSherry serves on the Board of Directors. He does not receive any compensation for his role.

Other business experience in the past three years:

- **Employer:** Xealth
  Title: CEO
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Mike is the CEO of Xealth and has held that role since January 2017. Xealth is a digital prescribing tool that lets doctors and care teams easily prescribe digital services (articles, videos, apps, programs, devices) to patients - just as they do for medications today. Xealth raised $8.5m from DFJ + Providence, UPMC, Hennepin & Froedtert health systems in June '17 to expand its platform to dozens of use cases and additional Provider health systems.

Name: Leon Vanstone

Leon Vanstone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer

Dates of Service: February 09, 2021 - Present
Responsibilities: Provide technical vision, program guidance, specialist knowledge, and integration for all company technology for all projects. Leon dedicates a minimum of 40 hours per week to HyperSciences and receives a salary of $175,000 per year.

Other business experience in the past three years:

- **Employer:** University of Texas at Austin
  Title: Lecturer and Research Associate
  Dates of Service: October 01, 2018 - December 27, 2020
  Responsibilities: Responsible for teaching a course that he developed and as a researcher he was responsible for submitting grant applications and meeting research deliverables.

Other business experience in the past three years:

- **Employer:** Robotters
  Title: Chief Technology Officer
  Dates of Service: December 01, 2020 - Present
  Responsibilities: Provide technical advice to CEO.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series B Preferred shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial

and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time

There is no formal public market for the Shares and no such market can be expected to develop following completion of the Crowdfunding Offering. The Shares have not been registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except in accordance with all applicable securities laws and the terms of the investment documents pursuant to which the Shares are being offered. Sales by Affiliates of the issuer, as that term is defined under the regulations of the Securities and Exchange Commission, are subject to additional restrictions. Purchasers of the Shares must be prepared to bear the economic risk of an investment for an indefinite period of time since the Shares cannot be sold unless they are subsequently registered or an exemption from registration is available. The Company has no intention of registering the Shares in the short term.

Minority Holder; Securities with Voting Rights

The Series B Preferred Stock has voting rights attached. However, holders of Series B Preferred Stock are part of the minority stockholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as their voting proxy (the "Investor Proxy Agreement"). Investors subject to the Investor Proxy Agreement are trusting in management discretion in making good business decisions that will grow their investment. Furthermore, in the event of a liquidation of our company, holders of Series B Preferred Stock will only be paid out if there is any cash remaining after all of the creditors of the company have been paid out.

Going Concern Opinion

The report of our independent auditors contains an explanatory paragraph as to our ability to continue as a going concern, as it has done since its first 2017 audit and is typical of companies at this stage of development, which could prevent us from obtaining new financing on reasonable terms or at all.

The Company has only a limited operating history and has a history of losses. We may never achieve or maintain profitability.

The Company was formed as a Delaware corporation on October 13, 2014, and has received revenue relating only to the Company's contracts with Shell Oil and its other Joint Industry Project partners. We expect to incur operating losses until our technology trials have concluded and contracts are signed with customers. Although we believe there is reason to be optimistic, there can be no assurance that we will be able to validate or market our technology, products and/or systems in the future such that additional revenues will be generated or that any revenues generated will be sufficient for use to become profitable or thereafter maintain profitability. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HyperSciences has incurred a net loss in the last two fiscal years and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

The Company needs capital to achieve its technology development and business goals.
We expect that our current capital and our other existing resources will be sufficient only to provide a limited amount of working capital, and revenues generated from sales, of which there is no assurance, may not be sufficient to fund our continuing operations and/or our planned growth. We will require significant amounts of capital to support our research and development efforts. If we are unable to secure capital to fund our operations, we will not be able to continue our testing and development efforts and we might have to enter into collaborations that could require us to share some rights to our product candidates. We expect we may require additional capital after the Crowdfunding Offering. Management has the choice to seek many forms of financings, and may choose to seek to sell additional equity or debt securities, or both, or incur other indebtedness. The incurrence of indebtedness could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing research, development and commercialization efforts. This could harm our business, prospects and financial condition. Any additional capital raised through the sale of equity (or convertible debt securities) will dilute the ownership percentage of our stockholders. This could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of stockholders. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee incentive plans, which may have a further dilutive effect.

The Company is reliant on the successful development of its own proprietary technology and products.
The Company is in the process of developing its own proprietary technology and products. The success of developing new technology and products depends on a number of factors including, but not limited to, timely and successful product

development, market acceptance, the Company's ability to manage the risks associated with new product production ramp-up issues, and the risk that new products may have quality or other defects or deficiencies in the early stages of introduction. The development of methods for the use of HyperCore™ and other HyperSciences' technologies is highly innovative and may involve very complex processes. This level of innovation involves potentially significant expense and carries inherent risk, including difficulties in designing next-generation technologies and processes, potential development and production delays, safety concerns, and increased expenses. Our inability to effectively and timely develop our proprietary technologies and products and to develop the necessary quality controls and production capacity for our technology and products would have a material adverse effect on our business.

Some technologies are relatively new and unproven.

Some of HyperSciences' technologies and planned products are relatively new and unproven such that the use of these technologies may not produce the expected or intended results, and unforeseen results could occur.

The nature and scope of our products and services will be evolving in response to customer input and marketplace demand. The Company's business model is therefore subject to change.

Our future success will depend on our ability to (i) develop and deploy our products and services; (ii) attract customers to use our products and services; (iii) enhance our products and services; (iv) develop and license new products and systems that address the increasingly sophisticated and varied needs of our customers; and (v) respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. Failure to develop products and services that serve our target markets or failure to adjust to changes within our marketplace could have a material adverse effect on our business, results of operations and financial condition.

The Company relies on intellectual property rights it has licensed and additional intellectual property it has developed. The Company may be unable to protect its proprietary technologies or defend its intellectual property rights and may be subject to claims that its products, or the way in which it conducts its business, infringes the intellectual property rights of third parties.

We believe that our success will depend in large part upon proprietary technologies and intellectual property protections. We intend to rely on a combination of patents, trademarks, trade secret laws and contractual obligations with employees and third parties to obtain and protect our proprietary technologies and intellectual property. The steps we have taken to protect our rights may not be adequate to deter misappropriation of our proprietary information. We also may not be able to detect unauthorized use of and take appropriate steps to enforce our intellectual property rights. In addition, the laws of some foreign countries may not protect our proprietary rights as fully or in the same manner as do the laws of the United States. Also, despite the steps taken by us to protect our proprietary rights, others may develop technologies similar or superior to our technologies and/or design around the proprietary rights we own. It is possible that our license agreements could be terminated, which could limit or prevent HyperSciences' practice and/or commercialization of some or all of our intellectual property. It is possible that our activities, products and services could infringe certain third-party intellectual property rights that we are currently unaware of, which could open HyperSciences up to potential civil liability. If we are unable to successfully enforce our intellectual property rights, or if claims are successfully brought against us for infringing the intellectual property rights of others, such events could cause us to pay substantial damages, spend significant sums in litigation, cause us to lose a key competitive advantage, force us to conduct additional research to develop non-infringing technology, or cause us to pursue a different business strategy.

Certain intellectual property rights of the Company may be abandoned or otherwise compromised if the Company does not obtain additional capital.
The Company may be forced to allow certain deadlines relating to its patent portfolio to pass without taking any action because it lacks sufficient funds to pay for the required actions.

Competitive technologies could limit our ability to successfully deploy our technologies.
Existing technologies or new technologies that are subsequently developed and released, may render HyperSciences' technologies obsolete or prevent adoption in the relevant industries. Such competition could adversely affect our business and market share.

Certain uses of the Company's product offerings may be subject to regulation by the Environmental Protection Agency and other federal and state governmental authorities.
Just as with existing tunneling, mining, energy drilling and flight industries, regulations or other restrictions may be adopted that adversely affect our business and market share. Federal, state and local authorities may regulate the use of our product offerings, including, but not limited to, any effects on the following matters: surface subsidence from underground mining; employee health and safety; permits and other licensing requirements; remediation of contaminated soil, surface water and groundwater; air emissions; water quality standards; the discharge of materials into the environment, including waste water; storage, treatment and disposal of petroleum products and substances which are regarded as hazardous under applicable laws or which, if spilled, could reach waterways or wetlands; protection of human health, plant life and wildlife, including endangered and threatened species; reclamation and restoration of mining properties after mining is completed; wetlands protection; and the effects, if any, that use of our products has on groundwater quality and availability. Some contemplated implementations of our technology may be subject to regulation by the United States Department of Commerce and Department of State. If future implementations of our technology require an export license or additional government approval for export, we intend to pursue such licenses and approvals from applicable government authorities.

Existing agreements impose restrictions and requirements that may limit

HyperSciences' ability to exploit and commercialize its intellectual property.
The Exclusive Patent License Agreement between the Company and University of Washington dated March 13, 2015, (the "UW License Agreement") only grants rights to HyperSciences in relation to activities and products under 100km MSL (the "Von Karmen Line" at 100km is utilized as one international definition of outer space). University of Washington ("UW"), pursuant to the UW License Agreement, may (1) terminate the license grant upon the occurrence of a breach by HyperSciences; (2) pursue patents covering the "baffle-tube ram accelerator technology" included in the UW License Agreement that would be owned by UW and outside the license grant to HyperSciences in any country in which HyperSciences chooses not to actively pursue patent protection for such inventions; and (3) require mandatory sublicensing in fields of use that Company is not actively pursuing if UW is solicited by a third party who wishes to license the "Licensed Patents". HyperSciences also must comply with performance milestones relating to commercialization of the "Licensed Patents", is required to submit periodic commercialization reports, and must pay certain annual, milestone and royalty fees to UW. UW also obtained 25,000 shares of common stock in HyperSciences and 4,523 additional shares of common stock pursuant to certain anti-dilution rights in the UW License Agreement. The Cooperative Research Agreement with Shell International Exploration and Production, Inc. ("Shell") dated October 24, 2014, as amended, (the "Shell Agreement") imposes potential most-favored-customer obligations, potential future royalty obligations, and a contingent limited license grant to fulfill its product needs in the event HyperSciences cannot deliver such products on a timely basis.

Mark Russell may have other time demands relating to EnergeticX.net, L.L.C. and Pipeline2Space, Inc.
EnergeticX.net, L.L.C. (and its majority-owned company, Pipeline2Space, Inc.) has entered into a license agreement with the University of Washington for the same patent assets as those covered in the HyperSciences UW License Agreement, but the EnergeticX license grants rights for applications above 100km MSL (i.e. spaceflight applications). In order to maintain its license with UW, EnergeticX must perform certain activities relating to commercialization of the technology (the "Required EnergeticX Activities"). In 2017, the Board of Directors (including a disinterested director) approved for Mark Russell to be engaged in the Required EnergeticX Activities, which may limit the amount of time he devotes to the Company.

Changes to the global technology environment may negatively impact our business and our profitability.
Our products and services are intended to make conventional drilling and tunneling faster and more cost effective. We expect the industry and market to continue to change significantly in the future. Demand for oil, gas, and mineral products and the cost of those products may cause the customers that we target to reduce the demand for our products and services or the price they are willing to pay for our products and services.

New, well-funded competitors are entering the market, which may adversely affect our business.

Technology solutions and theories applicable to drilling, tunneling, mining and hypervelocity travel have recently seen increased media coverage. For instance, the Boring Company is a private company, which is, we believe, substantially owned by billionaire Elon Musk, has engaged in significant advertising efforts and may achieve commercial success. Elon Musk is a successful entrepreneur with a history of disrupting the online payment, automobile, and space launch markets. Future competitive technologies developed by The Boring Company and other companies such as Boeing or Lockheed for instance could seriously harm our business and have a material adverse effect on our business, results of operations, and financial conditions.

We may face intense competition in our industry from companies with a more established reputation and greater financial resources than us.
The oilfield services industry as well as the other industries in which we compete or plan to compete, are highly competitive, and most of our potential competitors have greater financial resources than we do. Many of our potential competitors have been in business for many years and have well-established business contacts with companies that may be target customers of HyperSciences. Competitors may enter markets served or proposed to be served by us, and we may not be able to compete successfully against such companies or have adequate funds to compete effectively.

Risks generally associated with our technology may adversely affect our business and results of operations.
Our products could experience future system failures and degradations. We may not be able to prevent an extended system failure due to a variety of events, including, but not limited to, human error; subsystem, component, or software failure; a power or telecommunications failure; an earthquake, fire, or other natural disaster or other act of God; hacker attacks or other intentional acts of vandalism; or acts of war. Any technology or communications system failure that interrupts our operations could seriously harm our business and have a material adverse effect on our business, results of operations, and financial condition.

HyperSciences' technology and business plans may involve safety risks.
Firing projectiles at high velocities to break rocks as with similar explosive energy in mining, drilling and blasting technologies, may involve a significant potential risk to the safety of humans and property. In the event of a system malfunction, or even in the course of the normal use of a ram accelerator, catastrophic events are possible. Therefore, risk of significant liability for HyperSciences is possible. In order to protect against such potential liability, HyperSciences has processes and safety systems engineered into its designs and also will likely continue to purchase liability insurance, which is and could be continually costly to the Company or may not be available. Insufficient insurance coverage or major catastrophic events could expose the Company to enough liability to negatively affect the Company's business operations or could possibly render the Company insolvent.

We are currently dependent on a few key personnel.
Our success depends, to a large degree, on our ability to retain the services of our

executive management team, whose industry knowledge and leadership would be difficult to replace. While members of our executive management team are stockholders of the Company (in the case of Mark and Charles Russell, through EnergeticX as well as individually), and thus have an incentive to help the Company succeed, we cannot legally require any of these individuals to continue working for us and cannot assure investors that we will continue to enjoy the benefit of their services. We might not be able to execute on our business model if we were to lose the services of any of our key personnel. If any of these individuals were to leave the Company unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor develops the necessary training and experience. Competition for hiring engineers, sales and marketing personnel and other qualified personnel may result in a shortfall in recruiting and competition for qualified individuals could require us to pay higher salaries, which could result in higher labor costs. If we are unable to recruit and retain a sufficient number of qualified individuals, or if the individuals we employ do not meet our standards and expectations, we may not be able to successfully execute on our business strategy and our operations and revenues could be adversely affected.

We have not commissioned a formal market study to assess the demand for our products and services.
We have not requisitioned a formal marketing study by an independent marketing organization to evaluate the demand for our anticipated products and services. Our assessment of the demand for our anticipated products is based on the experience of our executives, discussions with potential customers and our general knowledge of the marketplace. Our assessment may not be accurate and there may not be sufficient demand for our anticipated products and services.

Some investors will have additional rights and receive additional benefits.
"Major Investors" are defined as each Investor that together with such Investor's affiliates holds shares of Preferred Stock with an original issue price (as defined in the Amended and Restated Certificate) of no less than $50,000. Subject to the terms of the Investors' Rights Agreement between the Company, the investors, and key holders named therein, Major Investors will have the right to participate pro rata in certain future offerings of securities by the Company and will have certain information and inspection rights.

Holders of shares of our Preferred Stock must vote their shares to approve of certain future events, including our sale.
Holders of our Preferred Stock, including holders of Series B Preferred Stock, and certain key holders of our Common Stock, will be subject to a drag-along provision related to the sale of the Company. In the event the Company's Board and the holders of a majority of the Company's voting stock vote in favor of a sale of the Company, and you do not approve the sale, the President of our Company will have the power to vote your shares. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

We have broad discretion in the use of the net proceeds from the Crowdfunding Offering and may not use them effectively.
We cannot specify with certainty the particular uses of the net proceeds from the Crowdfunding Offering. Our management has broad discretion in the application of the net proceeds. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business or delay the development or commercialization of our product candidates. Pending their use, we may invest the net proceeds from the Crowdfunding Offering in a manner that does not produce income or that loses value.

We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.
We may need to raise additional capital through private equity or debt in the near future. If we were to raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced, and these newly issued securities might have rights, preferences or privileges senior to those of our then-existing stockholders. For example, in order to raise equity financing, we may decide to sell additional shares of stock in the Company at a discount to the current price of the Shares. We might not be able to raise additional capital on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our operations, pursue growth opportunities or respond to competitive pressures. Such inability could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to proceed with all opportunities available to us and some opportunities might be available only on terms unfavorable to us or our investors.
We may be presented with opportunities to pursue joint development projects, joint ventures, sponsored development agreements, government contracts, and other options for supporting continued development and commercialization of our technologies. We have entered, and may continue to enter, into non-binding memoranda of understanding and letters of intent to pursue certain opportunities. However, there is no guarantee that we will be able to enter into definitive agreements or that the opportunities will otherwise materialize in a way that would benefit the Company.

There is no certainty that you will receive a return of or on your investment.
The Company may be unsuccessful at developing its products and services and generating revenue with its current business model. If the Company is not successful at implementing its business model, purchasers of the Shares will not realize a return of or on their investment. As a result of the uncertainty and risks associated with the Company's operations, investors may lose their entire investment in the Shares.

Voting Control is in the hands of a few large stockholders.
Voting control is concentrated in the hands of a small number of shareholders. Even if the shares were not subject to the proxy discussed above, you would not be able to influence our policies or any other corporate matter, including the election of

directors, changes to our Company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. As a minority shareholder and a signatory to the Investor Proxy Agreement, you will not have a say in these decisions.

The Russell family exercises majority control over the Board of Directors.
There are three directors of the Company, Mark Russell, Charles Russell, and Mike McSherry. Mark Russell and Charles Russell are brothers and exercise majority control over decisions made by the Board of Directors.

Forum Selection clauses in the Transaction Agreements may lead to inconvenience or cost to you.
The Subscription Agreement, Amended and Restated Investors' Rights Agreement, Amended and Restated Right of First Refusal and Co-Sale Agreement, and Amended and Restated Voting Agreement (collectively, the "Transaction Agreements") have forum selection provisions. These provisions require all disputes arising out of or based upon the Transaction Agreements to be resolved in a federal court located in Spokane County, Washington, regardless of convenience or cost to you, the investor.

The Forum Selection clause in the Amended and Restated Bylaws may lead to inconvenience or cost to you.
Unless the Company consents in writing to the selection of an alternative forum, and regardless of convenience or cost to you, the investor, the Amended and Restated Bylaws of the Company state that the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action, (ii) any action asserting a claim of breach of fiduciary duty, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Company's Amended and Restated Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine.

Fee Shifting clauses in the Transaction Agreements may lead to cost to you or the Company.
For all claims concerning or arising out of the Transaction Agreements, the prevailing party will be entitled to recover all of such party's costs and attorneys' fees incurred in each such action, suit, or other proceeding, including any and all appeals or petitions therefrom. This means that if you bring a claim unsuccessfully, you could be liable for the costs and attorneys' fees incurred by the party against whom your claim is asserted. However, if your claim is successful, you may be entitled to recover the costs and attorneys' fees you incurred when bringing the claim.

The ongoing COVID-19 pandemic may adversely affect our business.
In December 2019, a strain of coronavirus was reported to have surfaced in Wuhan, China, and has spread globally, and on March 12, 2020, the WHO declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many

countries, including the United 17 States, have imposed unprecedented restrictions on travel, quarantines, and other public health safety measures. Such government-imposed precautionary measures may have been relaxed in certain countries or states, but there is no assurance that more strict measures will be put in place again due to a resurgence in COVID-19 cases. The rapidly evolving nature of the circumstances is such that it is impossible, at this stage, to determine the full and overall impact the COVID-19 pandemic may have, but it could disrupt production and cause delays in the supply and delivery of products used in our research and development efforts, adversely affect our employees, and disrupt our operations, all of which may have a material adverse effect on our business. In addition, the pandemic may have an adverse effect on the ability of regulatory bodies to grant approvals, may disrupt the marketplace in which we operate and may have a material adverse effect on our operations. Moreover, the COVID-19 pandemic has created significant economic uncertainty and volatility in the credit and capital markets. Management plans to secure the necessary financing through the issue of new equity and/or the entering into strategic partnership arrangements; however, there is no assurance that our management will be able to obtain such financing on reasonable terms or at all. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital and on the market price of our common stock, and we may not be able to successfully raise capital through the sale of our securities. If we are unsuccessful in commercializing our products or raising capital, we may need to reduce activities, curtail or cease operations. In addition, a significant outbreak of COVID-19 or other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition and results of operations.

We will need to develop or acquire additional manufacturing and distribution capabilities in order to commercialize any product, and we may encounter unexpected costs and other difficulties in doing so.

If we independently develop and commercialize one or more of our products, we will need to invest in acquiring or building additional capabilities and effectively manage our operations and facilities to successfully pursue and complete future research, development and commercialization efforts. This development process may be expensive and time-consuming, and could be highly dilutive to existing stockholders, even if adequate financing could be obtained. We will require additional personnel with experience in commercial-scale manufacturing, managing of large-scale information technology systems and managing a large-scale distribution system. We will need to add personnel and expand our capabilities, which may strain our existing managerial, operational, regulatory compliance, financial and other resources. To do this effectively, we must: recruit, hire, train, manage, and motivate a growing employee base; accurately forecast demand for our products; assemble and manage the supply chain to ensure our ability to meet demand; and expand existing operational, manufacturing, financial, and management information systems. Should we not complete the development of adequate capabilities, including manufacturing capacity, our ability to manufacture a commercial supply of our products could be delayed, which would further delay our ability to generate revenues. We may choose to outsource all or a portion of our manufacturing requirements to one or more third-party contract manufacturing companies. Under an agreement with such a manufacturing company, we would have less control over the timing and quality of manufacturing than if we were to perform such manufacturing ourselves. There is also no guarantee that any such manufacturing company will continue ongoing operations, which could cause delays in product supply, reduced revenues and other liabilities for the Company. Any such events would increase our costs and could delay or prevent our ability to commercialize our products, which could adversely impact our business, financial condition, and results of operations.

Outstanding Notes

On January 11, 2021, the Company entered into that certain Amendment to the Note Purchase Agreement and Convertible Promissory Notes (the "2021 Note Amendment") by and between the Company and the noteholders that are party thereto (the "Noteholders"), whereby the Noteholders (i) agreed to allow certain outstanding notes to be sold to a third party; (ii) agreed to negotiate and convert certain outstanding amounts of the notes to Series A Preferred Stock in the Company; and (iii) agreed to not declare remaining notes in default prior to November 1, 2021. In exchange for the foregoing, Company will accrue interest per the following: November 1, 2020 to April 30, 2021 will bear an interest rate of 12%; May 1, 2021 to July 31, 2021 will bear an interest rate of 14%; August 1, 2021 to October 31, 2021 will be an interest rate of 16%; and anything from November 1, 2021 and after will bear an interest rate of 16% with 2% increases every additional 3 months. To date, the notes have not been declared to be in default.

The Company may provide additional or different information to investors in one or more subsequent offerings.

The Company plans to conduct offerings subsequent to the Crowdfunding Offering to meet its capital needs. In connection with future offerings, the Company will provide updated disclosures regarding its operations and financial status. These disclosures will be informed by a longer track record in which the Company may have additional information regarding the competitiveness and marketability of its products within their relevant industries. Accordingly, information provided to future investors may provide those investors with a better opportunity to evaluate the advisability of investing in the Company.

There are other unidentified risks.

The risks set forth above are not a complete list of the potential risks facing us. We realize that there may exist significant risks yet to be recognized or encountered to which we may not be able to effectively respond. There can be no assurance that we will be successful in addressing these risks or future potential risks, and any failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

While the Company has some contracts, the Company is spending significant time and resources with no contractual commitment from our potential customers.

Although we have revenue generating contracts with some customers, we are incurring ongoing costs and expenses in relation to the ongoing development and testing of our technologies and products, and as of December 31, 2021, the Company has obtained no binding commitments to purchase its products or enter into a royalty-bearing license with respect to its technologies.

Absence of public market.
There is no formal public market for the Shares and no such market can be expected to develop following completion of the Crowdfunding Offering. The Shares have not been registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except in accordance with all applicable securities laws and the terms of the investment documents pursuant to which the Shares are being offered. Sales by Affiliates of the issuer, as that term is defined under the regulations of the Securities and Exchange Commission, are subject to additional restrictions. Purchasers of the Shares must be prepared to bear the economic risk of an investment for an indefinite period of time since the Shares cannot be sold unless they are subsequently registered or an exemption from registration is available. The Company has no intention of registering the Shares in the short term.

Your ability to transfer your shares will be limited.
Your shares will be subject to transfer requirements and restrictions. All investors will be subject to certain transfer restrictions, including a requirement to provide notice to the Company prior to the sale to transferees and a "Market Stand-off" agreement in the event of a proposed public offering. These requirements may delay or limit your ability to transfer your shares and delay or limit the ability of the third-party transferee to transfer their shares in the future, or may require you and third party transferees to incur additional costs to effectuate a share transfer. Further, transferees will be required to sign onto the same agreements as other purchasers of preferred stock and will also be subject to the restrictions in those agreements. Accordingly, the market price for our Series B Preferred Stock could be adversely affected.

The Company has not obtained a recent independent valuation.
We have not obtained a recent independent valuation of the Company and did not use the results of an independent valuation in determining the price of this Offering. Therefore, it is possible the price per share of Series B Preferred Stock is above, equal to, or below fair market value. The Company's Board has previously granted stock and stock options pursuant to its 2015 Equity Incentive Plan after obtaining an independent 409A valuation, with the most recent grant of stock options occurring on March 25, 2022, at a Board-determined fair market value price of $1.41 per share for the Company's common stock.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once the Company meets its target amount for this offering, it may request that StartEngine instruct the escrow agent to disburse offering funds to the Company. At that point, investors whose subscription agreements have been accepted will become stockholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering under Regulation CF, the Company must file an amendment to its Form C with the SEC, and investors whose subscription have not yet been accepted will have the right to withdraw their subscriptions and receive a refund of their money. Investors whose investments have already been accepted, however, will already be stockholders of the Company and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
EnergeticX.net, L.L.C. (The LLC is managed by Mark Russell, Mark Russell and Victoria Russell, married, own 70%, Charles Russell owns 20%, and Mary K. Russell owns 10%)	3,708,092	Common Stock	34.08%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series B-2 Preferred Stock, Series B-1 Preferred Stock, Series B-2A Preferred Stock, and Series B Blank Check Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 405,455 of Series B-2 Preferred Stock.

Common Stock

The amount of security authorized is 16,500,000 with a total of 6,724,336 outstanding.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Material Rights

Shares Outstanding

The outstanding 6,724,336 shares of Common Stock listed includes the following:

1. The Company has granted outstanding warrants to purchase 37,086 shares of Common Stock.

2. The Company has granted outstanding stock options for 504,340 shares of Common Stock pursuant to the 2015 Equity Incentive Plan.

4. The Company has granted an additional 556,501 shares of Common Stock that are reserved for issuance pursuant to the 2015 Equity Incentive Plan.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds, paid to the holders of Common Stock based on the number of shares held. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

<u>Liquidation Rights</u>

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of then outstanding Preferred Stock.

<u>Rights and Preferences</u>

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

Series A Preferred Stock

The amount of security authorized is 4,000,000 with a total of 3,975,906 outstanding.

Voting Rights

One vote per whole share of Common Stock issuable upon conversion of the Series A Preferred Stock, as determined in accordance with Article V of the Amended and Restated Certificate of Incorporation. Please see the section labeled "Voting Rights of Securities Sold in this Offering" below.

Material Rights

Dividend Rights

Holders of Series A Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Dividends may only be declared by the Board of Directors and, when, as, and if, declared by the Board, such declaration must be approved by the affirmative written consent of holders of a majority of outstanding Series A Preferred Stock. Any and all dividends set aside or paid in any fiscal year shall be set aside or paid among the holders of the Preferred Stock then outstanding on a pari passu basis in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted to Common Stock pursuant to the Company's Amended and Restated Certificate of Incorporation. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless (in addition to the obtaining of any consents required by the holders of a majority of outstanding Series A Preferred

Stock) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the amount received by such other class or series of capital stock of the Corporation.

Liquidation Rights

In the event of the Company's liquidation, dissolution, or winding up, holders of its Series A Preferred Stock are entitled to liquidation preference superior to holders of the Common Stock in accordance with the Company's Amended and Restated Certificate of Incorporation. In the event of any liquidation event, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the greater of (i) the liquidation preference specified for such share of Series A Preferred Stock plus all declared but unpaid dividends (if any) on such share of Series A Preferred Stock or (ii) the amount each share of Series A Preferred Stock would be entitled to receive if all shares of Series A Preferred Stock were converted into shares of Common Stock immediately prior to such event. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro-rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to Article V, Section 1 of the Company's Amended and Restated Certificate of Incorporation.

The Series A Preferred Stockholders are entitled to a liquidation preference over common stockholders at the Series A Preferred Original Issue Price of $3.84 per share.

Rights and Preferences

The Series A Preferred Stock is convertible into the Common Stock of the Company as provided by Article V of the Amended and Restated Certificate of Incorporation. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of HyperSciences or any transfer agent for the Series A Preferred Stock into that number of fully-paid, non-assessable shares of Common Stock determined by Series A Conversion Price $3.84 per share. The Series A Conversion Price will be adjusted from time to time as described below under "Anti-Dilution Rights."

In certain instances, the Series A Preferred Stock will be subject to an automatic conversion event in accordance with the terms of Article V, Section 3 of the Company's Amended and Restated Certificate of Incorporation. These include a (i) the closing of the sale of shares of Common Stock to the public in conjunction with the listing of shares of Common Stock on a securities exchange or pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the "Securities

Act") in either case resulting in at least $2,500,000 in proceeds to the Company, net of underwriting discounts and commissions, and at a per share price of at least the Series A Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), or (ii) upon the receipt by the Company of a written request for such conversion. The Amended and Restated Certificate of Incorporation (the form of which is filed as an Exhibit to the Offering Statement of which this Offering Circular forms a part) provides that a majority of the holders of Preferred Stock voting as a single class and on an as-converted basis may make such request.

Right of First Refusal and Right of Co-Sale

Until an initial public offering, the Company has the right of first refusal to purchase all or some of the shares from all holders of Preferred Stock and most holders of Common Stock, in the event such holders propose to transfer their shares, other than to certain excluded transferees. Such holders of Preferred Stock or Common Stock must offer the shares at the same price and on the same terms and conditions as those offered to the prospective transferee. If the Company does not wish to purchase all or some of the shares, a second refusal right is granted to all other investors to purchase their pro rata share of the offered securities. Further, all investors shall have the right to participate pro rata in a proposed stock sale or transfer to most third parties.

Preemptive Rights

Under the Investor Rights Agreement, Major Investors (any investor that individually, or together with the investors affiliates, holds at least 13,021 shares) will have additional information rights and the ability to invest in future financings on a pro rata basis. Holders of our Preferred Stock have a right of first refusal to purchase shares in new securities the Company may propose to sell after the date of that agreement. The additional information rights and right of first refusal and co-sale will end if the Company makes an initial public offering.

Restrictions on Transfer

In addition to the limitations on transfer described above, holders of Preferred Stock and certain holders of Common Stock are subject to certain transfer requirements and will need to provide the Company notice prior to certain transfers of their stock. If reasonably requested by the Company, the Company may require a written legal opinion, a "no action" letter from the SEC or other evidence regarding the permissibility of the proposed transaction without registration under the Securities Act. In addition, holders of Preferred Stock and certain holders of Common Stock, will not be able to transfer shares to specified transferees, including customers, distributors and suppliers of the Company. These holders of Preferred Stock and Common Stock are also subject to a "Market Stand-off" agreement, which in the event the Company has an IPO, will limit that holder's ability to sell or transfer their shares for up to 215 days following the effective date of the registration statement.

As long as the agreements are still in force, transferees of holders of Preferred Stock and transferees of certain holders of Common Stock will be required to become a party to the same agreements as the holder from whom they receive their shares.

Anti-Dilution Rights

Holders of Series A Preferred Stock have the benefit of antidilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series A Preferred Stock in the event of a stock split, stock dividend, other distribution of property to holders of Common Stock, or certain issuances of Stock with a price per share less than $3.84.

Dispute Resolution

Holders of Series A Preferred Stock agree to resolve disputes arising under the Series A Preferred Subscription Agreement, the Investors' Rights Agreement, the Right of First Refusal and Co-Sale Agreement, and the Voting Agreement in U.S. District Court located in Spokane, Washington. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. All of the parties to the aforementioned agreements consent to personal jurisdiction for any action sought in the U.S. District Court located in Spokane, Washington.

In addition, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action, (ii) any action asserting a claim of breach of fiduciary duty, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Company's Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine.

Series B-2 Preferred Stock

The amount of security authorized is 418,000 with a total of 0 outstanding.

Voting Rights

One vote per whole share of Common Stock issuable upon conversion of the Series B Preferred Stock, as determined in accordance with Article V of the Amended and Restated Certificate of Incorporation. Please see the section labeled "Voting Rights of Securities Sold in this Offering" below. Shares of B-2 Preferred Stock that are issued pursuant to this offering will be subject to a voting proxy granting the CEO of the Company the right to vote such shares on behalf of the purchaser.

Material Rights

Preferred Stock Agreements

By subscribing to the Offering and executing the Company's Subscription Agreement, Investors in this offering are agreeing to join as a party that is designated as an "Investor" in the Company Preferred Stock Agreements and to accept and comply with the terms of the following agreements: (i) the Amended and Restated Investors' Rights Agreement of the Company, which is included in Exhibit F of the Offering Memorandum; (ii) the Amended and Restated Right of First Refusal & Co-Sale Agreement, which is included in Exhibit F of the Offering Memorandum; and (iii) the Amended and Restated Voting Agreement, which is attached in Exhibit F of the Offering Memorandum, each by and between the Company and the stockholders that are or subsequently become a party thereto (collectively, the "Preferred Stock Agreements"). An Investor in this offering confirms that the Investor has reviewed the Preferred Stock Agreements and will be bound by the terms thereof as a party who is designated as an "Investor" thereunder.

The Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-2A Preferred Stock, and any authorized shares of preferred stock designated pursuant to a Series B Preferred Stock Designation (as defined in Article IV(B) of the Amended and Restated Certificate are collectively referred to herein as the "Series B Preferred Stock." The "Preferred Stock" refers to the Series A Preferred Stock and the Series B Preferred stock.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends out of legally available assets, when, as, and if, declared by the Board of Directors in preference to any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

Liquidation Rights

In the event of the Company's liquidation, dissolution, or winding up, holders of its Series B Preferred Stock (including the Series B-2 Preferred Stock), in equal priority regardless of sub-series, are entitled to liquidation preference superior to holders of the Series A Preferred Stock and the Common Stock in accordance with the Company's Amended and Restated Certificate of Incorporation. In the event of any liquidation event, either voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock and the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock held by them equal to the greater of (i) the liquidation preference specified for such share of Series B Preferred Stock plus all declared but unpaid dividends (if any) on such share of Series B Preferred Stock or (ii) the amount each share of Series B Preferred Stock would be entitled to receive if all shares of Series B Preferred Stock were converted into shares of Common Stock immediately prior to such event. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series B Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified then the entire assets of the Company legally available for distribution shall be distributed in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The Series B-2 Preferred Stockholders are entitled to a liquidation preference at the Series B Preferred Original Issue Price of $9.7200 per share.

Rights and Preferences

The Series B Preferred Stock (including the Series B-2 Preferred Stock) is convertible into the Common Stock of the Company as provided by Article IV(B), Section 4 of the Amended and Restated Certificate of Incorporation. Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of HyperSciences or any transfer agent for the Series B Preferred Stock into that number of fully-paid, non-assessable shares of Common Stock determined by the Conversion Price (as defined in the Amended and Restated Certificate of Incorporation), initially equal to the applicable Original Issue Price. The Conversion Price may be adjusted from time to time as described below under "Anti-Dilution Rights."

In certain instances, the Series B Preferred Stock will be subject to an automatic conversion event in accordance with the terms of Article IV(B), Section 5.1 of the Company's Amended and Restated Certificate of Incorporation. These include a (i) the closing of the sale of shares of Common Stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $10,000,000 of proceeds to the Company, net of underwriting discounts and commissions, and at a per share price of at least the Series A Original Issue Price, (ii) the effectiveness of a Form 8-A short-form registration statement with respect to the Company's Common Stock unless the Board of Directors elects to waive the occurrence of such event, or (iii) upon the receipt by the Company of a written request for such conversion by a majority of the holders of Preferred Stock voting as a single class on an as-converted basis.

Right of First Refusal and Right of Co-Sale

Until an initial public offering, the Company has the right of first refusal to purchase all or some of the shares from all holders of Preferred Stock and most holders of Common Stock, in the event such holders propose to transfer their shares, other than to certain excluded transferees. Such holders of Preferred Stock or Common Stock must offer the shares at the same price and on the same terms and conditions as those offered to the prospective transferee. If the Company does not wish to purchase all or some of the shares, a second refusal right is granted to all other investors to purchase their pro rata share of the offered securities. Further, all investors shall have the right to participate pro rata in a proposed stock sale or transfer to certain third parties.

Preemptive Rights

Under the Investors' Rights Agreement, Major Investors (any investor that individually, or together with the investors affiliates, holds Preferred Stock with an aggregate Original Issue Price of at least $50,000) will have additional information rights and the ability to invest in future financings on a pro rata basis, provided, that such right only applies to future offerings of Series B Preferred Stock in the event the price per share is less than the Series B-2 Preferred Stock Original Issue Price. The additional information rights and right of first offer will end if the Company makes an initial public offering.

Restrictions on Transfer

In addition to the limitations on transfer described above, holders of Preferred Stock and certain holders of Common Stock are subject to certain transfer requirements and will need to provide the Company notice prior to certain transfers of their stock. If reasonably requested by the Company, the Company may require a written legal opinion, a “no action” letter from the SEC or other evidence regarding the permissibility of the proposed transaction without registration under the Securities Act. In addition, holders of Preferred Stock and certain holders of Common Stock, will not be able to transfer shares to specified transferees, including customers, distributors and suppliers of the Company. These holders of Preferred Stock and Common Stock are also subject to a “Market Stand-off” agreement, which in the event the Company has an IPO, will limit that holder’s ability to sell or transfer their shares for a period of up to one hundred eighty (l80) days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto).

As long as the Investors’ Rights Agreement, Right of First Refusal & Co-Sale Agreement, and Voting Agreement are still in force, transferees of holders of Preferred Stock and transferees of certain holders of Common Stock will be required to become a party to the same agreements as the holder from whom they receive their shares.

Anti-Dilution Rights

Holders of Series B Preferred Stock have the benefit of antidilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series B Preferred Stock in the event of a stock split, stock dividend, other distribution of property to holders of Common Stock, or certain issuances of Stock with a price per share less than the applicable original issue price.

Dispute Resolution

Holders of Series B Preferred Stock agree to resolve disputes arising under the Investors’ Rights Agreement, the Right of First Refusal and Co-Sale Agreement, and the Voting Agreement in the U.S. District Court located in Spokane, Washington. The prevailing party shall be entitled to reasonable attorney’s fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. All of the parties to the aforementioned agreements consent to personal jurisdiction for any action sought in the U.S. District Court located in Spokane, Washington.

In addition, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action, (ii) any action asserting a claim of breach of fiduciary duty, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Company's Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine.

Series B-1 Preferred Stock

The amount of security authorized is 162,000 with a total of 161,057 outstanding.

Voting Rights

One vote per whole share of Common Stock issuable upon conversion of the Series B Preferred Stock, as determined in accordance with Article V of the Amended and Restated Certificate of Incorporation. Please see the section labeled "Voting Rights of Securities Sold in this Offering" below.

Material Rights

The material rights of the Series B-1 Preferred Stock are the same as all other shares of Series B Preferred Stock, except the applicable original issue price is $7.7760. The outstanding Series B-1 Preferred Stock was issued upon the automatic conversion of certain Simple Agreements for Future Equity.

Series B-2A Preferred Stock

The amount of security authorized is 257,201 with a total of 20,576 outstanding.

Voting Rights

One vote per whole share of Common Stock issuable upon conversion of the Series B Preferred Stock, as determined in accordance with Article V of the Amended and Restated Certificate of Incorporation. Please see the section labeled "Voting Rights of Securities Sold in this Offering" below.

Material Rights

The material rights of the Series B-2A Preferred Stock are the same as all other shares of Series B Preferred Stock, except the applicable original issue price is $9.7200.

The Series B-2A Preferred Stock was designated by the Board of Directors pursuant to a Series B Preferred Stock Designation (as defined in Article IV(B) of the Amended and Restated Certificate of Incorporation).

Series B Blank Check Preferred Stock

The amount of security authorized is 3,362,799 with a total of 0 outstanding.

Voting Rights

One vote per whole share of Common Stock issuable upon conversion of the Series B Preferred Stock, as determined in accordance with Article V of the Amended and Restated Certificate of Incorporation. Please see the section labeled "Voting Rights of Securities Sold in this Offering" below.

Material Rights

The Board of Directors of the Corporation is authorized to designate and determine the original issue price with respect to any wholly unissued series of Blank Check Series B Preferred Stock (as defined in Article IV(B) of the Amended and Restated Certificate of Incorporation) (and such designated shares are referred to herein as a "**Series B Preferred Stock Designation**"), provided the applicable original issue price with respect to such designated Blank Check Series B Preferred Stock must be no greater than the purchase price per share as determined by the Board of Directors when approving the issuance of such shares.

The 3,362,799 authorized but undesignated shares of Blank Check Series B Preferred Stock excludes the 257,201 shares of Series B-2A Preferred Stock that were designated by the Board of Directors pursuant to a Series B Preferred Stock Designation.

The material rights of any Series B Preferred Stock designation are the same as all other shares of Series B Preferred Stock, except the applicable original issue price must be no greater than the purchase price per share as determined by the Board of Directors when approving the issuance of such shares.

What it means to be a minority holder

As a minority holder of Series B Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company. The preferred stock that an investor is buying has voting rights attached to them. You will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy (the "Investor Proxy Agreement"). You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Dilution

Your investment in the Company could be diluted by future issuances of shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company and your voting power may decrease. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could also experience value dilution, with each share being worth less than before. This typically occurs when a Company sells shares in a "down round," meaning at a lower valuation than in an earlier offering. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends and the Company has not issued any dividends to date).

The Series B Preferred Stock includes broad-based weighted-average antidilution protection, which is a mechanism to adjust the number of shares of Common Stock you are entitled to receive upon conversion of each share of Series B Preferred Stock to partially counteract the dilutive effects of future issuances. These antidilution protections are subject to exceptions and the full details of the Series B Preferred Stock antidilution protections are set forth in the Restated Certificate of Incorporation.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $9,209,233.99
  Number of Securities Sold: 2,398,238
  Use of proceeds: Manufacturing, testing, technology development, overhead, application development, demo equipment production, marketing, grant

applications/partnership programs, debt repayment, working capital. Dates: September 18, 2018 - May 08, 2019
Date: May 08, 2019
Offering exemption relied upon: Regulation A+

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,558,584.32
  Number of Securities Sold: 666,298
  Use of proceeds: Manufacturing, testing, technology development, overhead, application development, demo equipment production, marketing, grant applications/partnership programs, debt repayment, working capital. Offering 5/23/2019 to current.
  Date: May 23, 2019
  Offering exemption relied upon: 506(c)

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,858,467.80
  Number of Securities Sold: 639,603
  Use of proceeds: The Company issued the Shares of Series A Preferred Stock in exchange for the cancellation of indebtedness in the amount of $1,858,467.80 of principal and accrued interest. Date: February 29,2020 - May 31, 2020.
  Date: May 31, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,043,408.64
  Number of Securities Sold: 271,721
  Use of proceeds: Promoting HyperSciences and its products and services; research and development work directed toward the innovation, introduction, and improvement of products and processes; personnel costs needed to run the company including payroll taxes and benefits; business operations are the daily costs to run the company outside of personnel expenses; these funds will be set aside as reserve in a cash account; legal and other accounting fees.
  Date: February 01, 2021
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $1,252,400.00
  Use of proceeds: Operating expenses
  Date: December 31, 2021
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Series B-2A Preferred Stock and Series B-1 Preferred Stock

Final amount sold: $1,452,398.72
Use of proceeds: Conversion of outstanding SAFEs, ongoing research and development, and payroll.
Date: April 25, 2022
Offering exemption relied upon: 506(c) and 3(a)(9)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

During the annual period ended December 31, 2021, the Company had $2,020,000 in revenues, compared to $365,000 in revenues for the year ending December 31, 2020. During the year ended December 31, 2021, revenues from one customer comprised 100% of the Company's total revenues. There was nil of accounts receivable as of December 31, 2021, and December 31, 2020, respectively.

Gross Margins

The Company had net losses of $2,019,458 and $2,196,072 during the years ended December 31, 2021, and December 31, 2020, respectively.

Expenses

The additional losses from operations in the year ended December 31, 2021, were largely attributed to research and development, continuing patent prosecution, personnel expenses, and professional fees related to continued product development and fundraising efforts of the Company. Total expense related to research and development was $1,229,508 and $1,028,591 for the years ended December 31, 2021 and 2020, respectively. Additionally, there was interest expense from outstanding notes of $134,293 and $102,927 for the two years ended December 31, 2021, and December 31, 2020, respectively.

Historical results and cash flows:

The Company expects to continue to experience net operating losses during its development phase. Historically, the Company has relied upon investor funds and a joint development agreement to maintain its operations and develop the Company's business. The Company anticipates raising additional capital, including additional equity financing, within the next twelve months for working capital and to execute its business plan, although the Company can provide no assurance that additional financing will be available on terms acceptable to the Company. In addition, the Company is seeking to secure customer contracts for services and development of tools.

Subsequent to the fiscal year ended December 31, 2019, disruptions from the COVID-19 pandemic caused the Company to transition to primarily remote operations for three (3) months at the starting of the pandemic. Due primarily to the COVID-19 pandemic and the related governmental orders, HyperSciences had reduced its number of contractors and is maintaining a very efficient level of personnel expenses. Current operations are conducted by hourly and salary employees, with limited use of contractors for tasks requiring specialized expertise. HyperSciences plans to increase its number of employees if and when development milestones and adequate revenues or financings are achieved. HyperSciences applied for and received $156,431 in Paycheck Protection Program funding and that loan was forgiven on June 14, 2021. Disruptions from the pandemic continue to be a challenge although the Company explores all options to minimize the impact to operations.

The Company conducted a Regulation D SAFE financing at the end of 2021, with the primary use of funds being used towards ongoing operations. The Company entered into that certain Amendment to Note Purchase Agreement and Convertible Notes with certain holders of outstanding convertible notes dated February 14, 2020, in which ten [10] of the thirteen [13] note holders agreed to full or partial Note Conversion, which retired over 60% of outstanding principal and accrued interest associated with convertible notes that were outstanding as of December 31, 2019, and note holders agreed to not declare remaining convertible notes in default until at least June 14, 2020. The Company entered into that certain Amendment to the Note Purchase Agreement and Convertible Promissory Notes dated January 11, 2021, in which the interest rate was scheduled to increase 2% every 3 months with the current interest rate at 18% and note holders agreed to not declare remaining convertible notes in default prior to November 1, 2021. As of December 31, 2021, the principal and accrued interest amounts outstanding on the remaining convertible notes is $1,182,711. To date, the notes have not been declared to be in default.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31, 2022, the Company has capital resources available in the form of approximately $105,747 cash on hand and credit cards with limits totaling $16,100.

Cash on hand: $14,067.43

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support continued research and development goals. If the Company is unable to obtain additional financing to meet its working capital requirements, it may have to curtail its business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. While the Company anticipates additional revenue from current and proposed contracts, the primary use of the funds raised from the crowdfunding campaign will be for operations and repayment of outstanding debt.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for less than a month. This is based on a current monthly burn rate over $250,000 for expenses related to salaries and general operations related to research and development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 1 year. This is based on a current monthly burn rate of approximately $250,000 for expenses related to salaries and operations related to research and development.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is conducting a concurrent Regulation D offering in which Series B Preferred shares are being sold to accredited investors. This offering is at the same terms as this Regulation Crowdfunding offering. We also anticipate a future Reg A offering. Additionally, we expect to reach milestones that will generate billable revenues.

Indebtedness

- **Creditor:** Outstanding Notes
  Amount Owed: $1,182,711.00
  Interest Rate: 18.0%
  Maturity Date: January 31, 2017
  Amount Owed: $1,182,711 (as of December 31, 2021) Upon maturity, the notes ceased to be convertible into equity. The remaining $1,182,711 balance of these notes, including the principal and accrued interest, remain outstanding. To date, the notes have not been declared to be in default.

Related Party Transactions

- **Name of Entity:** EnergeticX.net, L.L.C.
  Names of 20% owners: Mark and Victoria Russell, and Charles Russell
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: EnergeticX.net, L.L.C. ("EGX") is the largest shareholder of HyperSciences.
  Material Terms: EGX funded a significant portion of HyperSciences' expenditures from 2014 through mid-2015 without a formal agreement in place. On June 1, 2015, a master services agreement and master testing agreement were executed between HyperSciences and EGX. Under these agreements some of HyperSciences' testing is done through EGX for a fee of $10,000 per month, retroactively beginning in October 2014, with the fee increasing to $12,500 in July 2020. This agreement was terminated as of October 31, 2021. However, other contracts that benefit HyperSciences are still through EnergeticX.net, L.L.C.

- **Name of Entity:** Match Hit Pvt. Ltd
  Names of 20% owners: Charles Russell
  Relationship to Company: Charles Russell is a Director of HyperSciences and 20% Owner of EnergeticX.net, L.L.C. and owns part of Match Hit Pvt. Ltd as well as is a Director
  Nature / amount of interest in the transaction: The Company entered into a non-binding term sheet with Match Hit Pvt. Ltd., a company partially owned by Charles Russell, on December 11, 2019. On June 2, 2021, the Company entered into a Binding Memorandum of Understanding with Match Hit Pvt. Ltd. and Charles Russell.
  Material Terms: The Memorandum of Understanding grants the Company the option to purchase 15% of the fully diluted capital stock of Match Hit in

consideration for advances paid up to June 2, 2021. In addition, the Company is to receive a 3.5% net smelter royalty on revenue derived from certain mining activities at the mining location owned by Match Hit. As of December 31, 2021, Match Hit owes the Company $19,925.

- **Name of Entity:** Rocket Man, LLC
  Names of 20% owners: Mark and Victoria Russell
  Relationship to Company: Officer and Director of the Company, and, together with his wife Victoria, is majority owner of EnergeticX.net, L.L.C.
  Nature / amount of interest in the transaction: On October 27, 2020, the Company signed a Promissory Note for the loan of $30,000.
  Material Terms: The Promissory Note was paid back in full along with fee on November 24, 2020.

- **Name of Entity:** Robert and Mary K. Russell
  Relationship to Company: Minority owners of EnergeticX.net, L.L.C. and parents of Mark and Charles Russell.
  Nature / amount of interest in the transaction: Short-term loan
  Material Terms: Short-term loan of $75,750 with a maturity date of November 30, 2020. This loan was fully repaid in November 2020.

Valuation

Pre-Money Valuation: $104,006,352.24

Valuation Details:

In setting the valuation for this Reg. CF offering, the Company considered factors it deems relevant, including, but not limited to, the Company's robust and growing patent portfolio, the Company's exclusive license rights, the business developments at the Company over the past several years, the past 409A valuation for option pricing, current financial conditions, the business outlook of the Company, the status of product development efforts, business risks and opportunities relevant to the Company, the ongoing COVID-19 pandemic and related government-imposed restrictions, comparisons with other similarly situated companies (both public and private), the liquidation and anti-dilution preferences of the Preferred Stock, and the speed at which the Company desires to close the upcoming Reg. CF offering.

The valuation was based on a five-year forecast and took into account current contracts and contract negotiations.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,992.16 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Company Employment*
  96.5%
  This will cover approximately one week of payroll expenses.

If we raise the over allotment amount of $3,941,022.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  2.6%
  Promoting HyperSciences and its products and services.
- *Research & Development*
  19.3%
  Research and development is work directed toward the innovation, introduction, and improvement of products and processes.
- *Company Employment*
  25.4%
  Personnel costs needed to run the company including payroll taxes and benefits.
- *Operations*
  12.7%
  Business operations are the daily costs to run the company outside of personnel expenses.
- *Working Capital*
  2.5%
  These funds will be set aside as reserve in a cash account.
- *Professional Fees*
  3.6%

Legal and other accounting fees

- *Debt repayment*
  30.4%
  Funds will be used to pay back noteholders.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.hypersciences.com/ (The homepage under the "Financials" button).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HyperSciences, Inc.

[See attached]

HYPER SCIENCES

Financial Statements

December 31, 2021 and 2020

Assure CPA
Committed to Quality

Assure CPA, LLC
7307 N. Division, Suite 222
Spokane, WA 99208
Main | 509.535.3503
Fax | 509.535.9391
www.assure.cpa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
HyperSciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of HyperSciences, Inc., ("the Company") as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a history of net losses and has an accumulated deficit which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Assure CPA, LLC

Assure CPA, LLC

We have served as the Company's independent auditor since 2017.

Spokane, Washington
April 25, 2022
Firm ID: 444

HyperSciences, Inc.

Contents

HyperSciences, Inc.
Balance Sheets

	December 31, 2021	December 31, 2020
Assets		
Current assets		
Cash and cash equivalents	$ 222,237	$ 269,049
Research and development tax credit receivable, current portion	108,915	69,254
Deposit on investment	175,956	114,638
SAFE financing receivable	30,000	-
Related party receivables	19,318	-
Investments	10,857	44,861
Prepaid expenses	53,988	52,250
Total current assets	621,271	550,052
Equipment, net	120,356	133,908
Patents, net	594,380	580,526
Research and development tax credit receivable, noncurrent portion	52,618	180,746
Deposits	1,250	-
Total assets	$ 1,389,875	$ 1,445,232
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 127,541	$ 433,337
SAFE financing debt	1,252,400	-
Related party payables	-	2,362
Accrued interest	270,649	185,144
Payroll and other accrued liabilities	95,848	54,778
Notes payable	912,062	930,812
PPP loan, current portion	-	114,852
Total current liabilities	2,658,500	1,721,285
Related party advances	-	30,000
Stock payable	-	167,648
PPP loan - long term	-	41,579
Total long term liabilities	-	239,227
Total liabilities	2,658,500	1,960,512
Commitments and contingencies	-	-
Stockholders' deficit		
Series A Preferred stock, $0.0001 par value; 4,050,000 shares authorized, 3,970,576 and 3,706,608 shares issued and outstanding at December 31, 2021 and 2020, respectively	398	371
Common stock, $0.0001 par value; 15,000,000 shares authorized, 5,600,700 and 5,496,549 shares issued and outstanding at December 31, 2021 and 2020, respectively	560	550
Additional paid-in capital	14,656,261	13,390,185
Accumulated deficit	(15,925,844)	(13,906,386)
Total stockholders' deficit	(1,268,625)	(515,280)
Total liabilities and stockholders' deficit	$ 1,389,875	$ 1,445,232

The accompanying notes are an integral part of the financial statements.

HyperSciences, Inc.
Statements of Operations
For the years ended December 31, 2021 and 2020

	2021	2020
Revenue	$ 2,020,000	$ 365,000
Operating expenses:		
Personnel	2,000,792	1,043,893
Research and development	1,229,508	1,028,591
Professional fees	480,961	338,723
Rent and facility costs	55,952	53,882
Shipping and freight	4,129	4,913
Travel	45,087	21,663
Depreciation and amortization	50,622	35,142
General and administrative	279,623	184,486
Loss on termination of lease	-	25,632
(Gain) loss on disposal of equipment	(346)	2,794
Total operating expenses	4,146,328	2,739,719
Loss from operations	(2,126,328)	(2,374,719)
Other income (expense)		
Gain (loss) on investments	884	(12,441)
Other income	10,108	44,015
Research and development tax credit	-	250,000
Gain on forgiveness of PPP loan	158,171	-
Gain on extinguishment of stock payable	72,000	-
Interest expense	(134,293)	(102,927)
Net loss before income taxes	(2,019,458)	(2,196,072)
Provision for income taxes	-	-
Net loss	$ (2,019,458)	$ (2,196,072)
Net loss per common share - Basic and diluted	$ (0.36)	$ (0.40)
Weighted average number of shares outstanding - Basic and diluted	5,544,534	5,486,008

The accompanying notes are an integral part of the financial statements.

HyperSciences, Inc.
Statement of Changes in Stockholders' Deficit
For the years ended December 31, 2021 and 2020

	Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balance on December 31, 2019	2,793,246	$ 279	5,460,827	$ 546	$ 10,702,839	$ (11,710,314)	$ (1,006,650)
Series A Preferred shares issued for cash, net	290,855	29	-	-	793,649	-	793,678
Series A Preferred shares issued for conversion of notes payable	622,507	63	-	-	1,792,743	-	1,792,806
Common stock issued for stock payable	-	-	35,722	4	36,791	-	36,795
Stock based compensation	-	-	-	-	64,163	-	64,163
Net loss	-	-	-	-	-	(2,196,072)	(2,196,072)
Balance on December 31, 2020	3,706,608	$ 371	5,496,549	$ 550	$ 13,390,185	$ (13,906,386)	$ (515,280)
Series A Preferred shares issued for cash, net	236,455	24	-	-	896,126	-	896,150
Series A Preferred shares issued for conversion of notes payable and interest	17,096	2	-	-	65,647	-	65,649
Preferred stock issued for stock payable	10,417	1	-	-	39,999	-	40,000
Common stock issued for stock payable	-	-	99,628	10	140,466	-	140,476
Common stock issued for anti-dilution provision	-	-	4,523	-	6,376	-	6,376
Share-based compensation	-	-	-	-	117,462	-	117,462
Net loss	-	-	-	-	-	(2,019,458)	(2,019,458)
Balance on December 31, 2021	3,970,576	$ 398	5,600,700	$ 560	$ 14,656,261	$ (15,925,844)	$ (1,268,625)

The accompanying notes are an integral part of the financial statements.

HyperSciences, Inc.
Statements of Cash Flows
For the years ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities		
Net loss	$ (2,019,458)	$ (2,196,072)
Adjustments to reconcile net loss to net cash used by operating activities:		
Loss on termination of lease	-	25,632
Net (gain)/loss on investment	(884)	12,441
Gain on extinguishment of stock payable	(72,000)	-
Gain on forgiveness of PPP loan	(158,171)	-
(Gain) loss on disposal of equipment	(346)	2,794
Depreciation and amortization expense	50,622	35,142
Research and development tax credit	88,467	(250,000)
Share-based compensation	117,462	64,163
Common stock payable for compensation	84,828	118,497
Common stock issued to satisfy anti-dilution provision	6,376	-
Changes in operating assets and liabilities:		
Prepaid expenses	(1,738)	(52,250)
Accounts receivable	-	120,000
Related party receivables	(19,318)	-
Deposits	(1,250)	2,991
Accounts payable	(306,408)	353,471
Payroll and other liabilities	41,070	4,034
Related party payables	(2,362)	991
Accrued interest	134,144	102,928
Net cash used by operating activities	(2,058,966)	(1,655,238)
Cash flows from investing activities:		
Purchase of equipment	(21,982)	(45,687)
Proceeds from the sale of equipment	900	-
Pending patent costs	(29,496)	(128,768)
Deposit on investment	(61,318)	(84,638)
Proceeds from sale of investments	35,500	323,570
Purchase of investments	-	(6,335)
Net cash provided (used) by investing activities	(76,396)	58,142
Cash flows from financing activities:		
Payment on notes payable	-	(500,000)
Payments on related party advances	(30,000)	(120,750)
Proceeds from SAFE financing debt	1,252,400	-
SAFE financing receivable	(30,000)	-
Proceeds from Series A Preferred stock issuances, net	896,150	793,678
Proceeds from PPP loan	-	156,431
Proceeds from related party advances	-	105,750
Net cash provided by financing activities	2,088,550	435,109
Net increase (decrease) in cash and cash equivalents	(46,812)	(1,161,987)
Cash and cash equivalents, beginning of year	269,049	1,431,036
Cash and cash equivalents, end of year	$ 222,237	$ 269,049
Supplemental cash flow information:		
Non-cash financing and investing activities:		
Preferred stock issuance costs payable in shares of common stock	$ -	$ -
Common stock issued for stock payable	$ 140,476	$ 36,795
Series A Preferred shares issued for conversion of notes payable	$ 65,649	$ 1,792,806
Series A Preferred shares issued for stock payable	$ 40,000	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

HyperSciences, Inc. ("HSI") was incorporated under the laws of the State of Delaware on October 13, 2014. HSI is a hypersonic platform technology development company harnessing the power of extreme velocity to radically change the economics of industries that break and pulverize rock through the use of novel hypersonic propulsion technology and other aeronautical and industrial applications. HSI's largest shareholder is EnergeticX.net, L.L.C., ("EGX'), a company controlled by the CEO of HSI, and which performs technological services similar to HSI.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception and an accumulated deficit of approximately $15.9 million which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Accounts subject to estimates include income taxes, share based compensation, and useful lives of equipment and patents.

Risks and Uncertainties

As of December 31, 2021, the Company had not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition and Contract Costs

The Company's revenues are earned primarily from services provided relating to the design, testing, system integration and other technological aspects associated with the development of deep down-hole drilling technology. Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services using a five-step model to achieve that principle. Contracts are primarily based on estimated direct labor and material costs to achieve the agreed upon milestones. The Company records revenue when the performance obligations for each milestone have been met and when associated deliverables for the milestone have been provided to the customer as defined in individual contracts. Contract costs consist of direct labor and materials required to satisfy the specifications required under the contract. The Company is reimbursed for actual out-of-pocket costs for materials and other direct incidental expenditures that are incurred in connection with performance under the contract.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

Accounts Receivable

The Company records accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts, if any, to reflect any loss anticipated on the accounts receivable balances.

Unearned Revenue

When the Company receives consideration, or such consideration is unconditionally due, from a customer prior to transferring deliverables or services to the customer under the terms of a contract, it records unearned revenue, which represents a contract liability. The Company recognizes unearned revenue after it has satisfied its performance obligations to the customer and all revenue recognition criteria are met.

Equipment

Equipment is recorded at cost. Depreciation is expensed over the estimated useful lives of the related assets using the straight-line method over a useful life of five to ten years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is recognized in the statement of operations.

Fair Value Measurements

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

At December 31, 2021 and December 31, 2020, the Company had $10,857 and $44,861 of investments in actively traded mutual funds (Level 1) subject to fair value measurement on a recurring basis, respectively (See Note 9).

Fair Value of Financial Instruments

The carrying amounts of financial instruments reported on the balance sheets include cash and cash equivalents, advances from related parties, notes payable, investments, and deposit on investment, approximated their fair value as of December 31, 2021 and December 31, 2020.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

Advertising & Marketing costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2021 and 2020, the Company recognized $33,764 and $14,955 in marketing costs, respectively, recorded in general and administrative costs.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $1,229,508 and $1,028,591 for the years ended December 31, 2021 and 2020, respectively.

Research and Development Tax Credits

On December 18, 2015, President Obama signed into law the Protecting Americans from Tax Hikes (PATH) Act of 2015 which created two new types of research and development (R&D) credits: one for eligible small businesses and one for qualified small businesses. Eligible small businesses were allowed to utilize the research credit even if they were subject to the Alternative Minimum Tax and qualified small businesses were allowed to utilize, for up to five years, the research credit against the employer portion of payroll tax not exceeding $250,000 per year. These new research credits are available for credits generated in tax years beginning after 2015.

During the year ended December 31, 2020, the Company elected to use the $250,000 research credit against the employer portion of payroll tax. As a result, a research and development tax credit receivable has been recorded in the Balance Sheet with the offsetting amount recorded as other income on the Statement of Operations. The current portion of the receivable is the amount expected to be refunded or realized within 12 months of the balance sheet date. During the year 2021, $88,467 of the research credit was used to offset payroll taxes owed. The balance of $161,533 as of December 31, 2021 represents the amount of the research credit to be used going forward to offset payroll tax payments.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform to the current year's presentation. These reclassifications had no effect on reported losses, total assets, total liabilities, stockholders' deficit, or cash flows as previously reported.

Investments

During the years ended December 31, 2021 and 2020, the Company had invested in mutual funds principally comprised of equity securities. The Company's investments in mutual funds are measured at fair value with changes in fair value recognized in net income (loss). The funds are publicly traded on active markets making them a level 1 on the fair value hierarchy. Investments in mutual funds are classified as current on the balance sheets.

During the years ended December 31, 2021 and 2020, the Company had made investments in a company in exchange for equity (see Note 8). The Company's investments in this separate company are measured and recorded at cost. This deposit on investment is classified as current on the balance sheet.

Share-Based Compensation

The Company measures the cost of services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. For awards that vest, fair value is recognized over the requisite service period using Black Scholes for valuation. Most all awards vest over a three year period, expire after ten years, and are automatically forfeited if not exercised within 90 days of ceasing to be a service provider to the Company.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

Patents

Patents are initially measured at the legal costs incurred in the filing process. For pending patents, no life has yet to be determined and therefore costs are not amortized until the patent is issued. Once the patents are issued, these patents will be assigned a life and amortized on a straight-line basis over the life which was assigned. The Company evaluates the recoverability of patents whenever events or changes in circumstances indicate that a patent's carrying amount may not be recoverable. Such circumstances could include but are not limited to (1) a significant decrease in the market value of the patent, (2) a significant adverse change in the extent or manner in which the patent may be used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the patent.

Pending patents consist of costs related to thirty-one patent applications at December 31, 2021 and thirty-four at December 31, 2020, for which the filing process has begun, but the issuance of the patent has not yet been made by the United States Patent and Trademark Office or other applicable patent office. No useful life has yet been determined for these patent applications. Once they are issued, they will be assigned a life and amortized over the assigned life. If for some reason a patent is not issued, the costs associated with the acquisition and the continuation of the application are fully amortized in the year of denial.

Income Taxes

Income taxes are recognized in accordance with Accounting Standards Codification ("ASC") 740 *Income Taxes,* whereby deferred income tax assets or liabilities at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recorded to reduce the deferred tax assets if there is uncertainty regarding their realization.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company's policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at December 31, 2021 and 2020.

Net Income (Loss) Per Common Share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. The following securities were not included in computation of diluted net earnings per share as their effect would have been anti-dilutive at December 31, 2021: Preferred Series A shares convertible into 3,970,576 common shares, options to purchase 459,049 common shares, warrants to purchase 37,455 common shares, and $1,252,400 of SAFE financing debt which is convertible into Preferred shares which would have then been convertible into common shares. The following securities were not included in computation of diluted net earnings per share as their effect would have been anti-dilutive at December 31, 2020: Preferred Series A shares convertible into 3,706,608 common shares, options to purchase 365,549 common shares, and warrants to purchase 37,455 common shares. (See Note 10)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less when acquired to be cash equivalents. At December 31, 2021 and 2020, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that at times may exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-6 Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. The update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles for certain financial instruments with characteristics of liabilities and equity. The update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years and with early adoption permitted. Management is evaluating the impact of this update on the Company's financial statements.

NOTE 2 –EQUIPMENT

Equipment consisted of the following at December 31, 2021 and 2020:

	2021	2020
Computers and Equipment	$ 123,425	$ 101,443
Trucks and Trailers	25,273	25,273
Tractors and Drills	65,535	65,535
	214,233	192,251
Accumulated Depreciation	(93,877)	(58,343)
Total equipment	$ 120,356	$ 133,908

Depreciation expense for the years ended December 31, 2021 and 2020 was $34,980 and $28,306 respectively. During the year ended December 31, 2021, the Company did not dispose of any equipment. During the years ended December 31, 2021 and 2020, the Company disposed of equipment of $554 and $2,794 net book value for a gain of $346 and a loss of $2,794, respectively.

NOTE 3 – PATENTS

Patents consisted of the following at December 31, 2021 and 2020:

	2021	2020
Pending patents	$ 335,034	$ 466,045
Patents granted	294,193	133,686
	629,227	599,731
Accumulated amortization	(34,847)	(19,205)
Total patents	$ 594,380	$ 580,526

NOTE 3 – PATENTS, Continued:

Amortization expense for the years ended December 31, 2021 and 2020 was $15,642 and $6,836, respectively. The following table presents the estimated future amortization of granted patents for the next five fiscal years ending December 31:

2022		15,226
2023		15,226
2024		15,226
2025		15,226
2026		15,226
Total	$	76,130

Granted patents consist of nineteen patents at December 31, 2021 and eleven patents at December 31, 2020. These patents have been issued and are related to machinery used for the drilling and extraction of minerals.

NOTE 4 – ACCOUNTS RECEIVABLE AND REVENUES FROM CUSTOMERS

Accounts Receivable

At December 31, 2021 and 2020, the Company had accounts receivable of nil, respectively. Accounts receivable at December 31, 2021 consisted of amounts due from one customer. The company did not have an allowance for doubtful accounts as all amounts were deemed to be collectible.

Revenues

During the years ended December 31, 2021 and 2020, the Company contracted to perform feasibility and adaptation testing services relating to the use of extreme velocity for drilling and tunneling industries. At December 31, 2021 and 2020 the Company's revenues consisted of:

	2021	**2020**
Drilling and Tunneling	$ 2,020,000	$ 365,000
Total	$ 2,020,000	$ 365,000

The Company's revenues were recognized from contracts with one customer who was an unrelated party in 2021 and two customers who were unrelated parties in 2020. During the year ended December 31, 2021, revenues from one customer comprised approximately 100% of the Company's total revenues. Revenues from foreign sources were $2,020,000 and $115,000 for the years ended December 31, 2021 and 2020, respectively.

The contracts established certain milestones (performance obligations) to be reached and corresponding amounts to be earned upon reaching those milestones and submitting all deliverables. Payments were made in advance to cover costs for the research and development and testing. No significant judgments relating to the contracts were required as the contract milestones were clearly defined.

As of December 31, 2021, there was one milestone remaining that was scheduled to be completed in 2022 and funds for this milestone were received in the first quarter of 2022. Revenue was recognized as the Company's performance obligations were met, and as of December 31, 2020, the Company had met all milestones and all revenue related to the contracts was recognized.

The Company incurred no incremental costs of obtaining a contract with a customer that are recoverable. In addition, there were no financing costs relating to obtaining the contracts.

NOTE 5- PPP LOAN

On May 7, 2020, the Company received loan proceeds of $156,431 ("PPP Loan") under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks (the "Covered Period") as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels.

The PPP Loan was evidenced by a promissory note, dated as of May 1, 2020 (the "Note"), between the Company, as Borrower, and Idaho First Bank as Lender. The maturity date for the Note was May 1, 2022 from the Note date and the interest rate on the Note is 1% per annum.

As of December 31, 2020, the Company used the proceeds for purposes consistent with the PPP. The Company submitted its application for PPP Loan forgiveness in 2021 and received notification of full forgiveness dated June 17, 2021 with no further amounts owed. A gain on forgiveness of the PPP loan of $158,171 was recognized in the statement of operations, which included the principal of $156,431 plus interest of $1,740.

NOTE 6 – NOTES PAYABLE

The Company currently has several notes payable outstanding that were initially convertible notes but based on the terms of the agreements, as amended, are no longer convertible ("Note Purchase Agreement"). All of the notes payable had an original interest rate of 8% and, as of December 31, 2021 and 2020, have exceeded their maturity dates. All of the noteholders are current shareholders and one noteholder provides legal guidance to the Company although is not the Company's main outside counsel. The terms of the note agreements provide that the notes shall be due and payable on the earlier of (i) ten days of such amount being declared due and payable by the Majority Investors (noteholders) at any time after the Maturity Date, or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by the Majority Investors or made automatically due and payable. To date, no declaration has been made by the Majority Investors to make the notes due and payable, and all the outstanding notes are classified as current at December 31, 2021 and 2020.

In June through August of 2015, the Company entered into eleven notes totaling $930,000. The notes, as amended, matured on January 31, 2017. At December 31, 2021 and 2020, $200,000 and $200,000, respectively, of the principal balances of these notes, and the related accrued interest of $43,759 and $14,729, respectively, remained outstanding.

In February 2016, the Company entered into two notes totaling $225,000. The notes, as amended, matured on January 31, 2017. At December 31, 2021 and 2020, $200,000 and $200,000, respectively, of the principal balances of these notes, and the related accrued interest of $43,573 and $14,543, respectively, remained outstanding.

On June 9, 2016, the Company exchanged an account payable to a legal firm into a $35,000 promissory note. The notes, as amended, matured on January 31, 2017. At December 31, 2021 and 2020 the $35,000 principal balance of this note, and the related accrued interest of $18,052 and $12,972, respectively, remained outstanding.

In June through September of 2016, the Company entered into nine notes totaling $785,000. The notes matured on January 31, 2017. At December 31, 2021 and 2020, $427,062 and $445,812, respectively, of the principal balances of these notes, and the related accrued interest of $138,325 and $123,217, respectively, remained outstanding.

From February through July 2017, the Company entered into eight notes totaling $875,000. The notes matured on July 31, 2017. At December 31, 2021 and 2020, the $50,000 principal balances of these notes, including the related accrued interest of $26,940 and $19,683, respectively, remained outstanding.

NOTE 6 – NOTES PAYABLE, Continued:

On February 14, 2020, the Company entered into a Loan Repayment Agreement by and between the Company and W Fund LP and Washington Research Foundation (holders of two of the notes discussed above), in which the Company agreed to repay the unpaid principal balances of $375,000 and $125,000 of Notes owned by W Fund LP and Washington Research Foundation, respectively, and W Fund LP and Washington Research Foundation agreed that such repayment of the unpaid principal of their Notes will constitute full and fair satisfaction of their Notes.

On February 14, 2020, the Company entered into that certain Amendment to the Note Purchase Agreement and Convertible Promissory Notes (the "2020 Note Amendment") by the Company and the noteholders that are party thereto (the "Noteholders"), whereby the Noteholders (i) waived the pari passu provision of the Notes in order to allow for early repayment of the principal balance on the notes owned by W Fund LP and Washington Research Foundation prior to repayment of any other notes; (ii) agreed to convert any outstanding amounts of the notes to Series A Preferred stock in the Company and/or seek repayment of certain outstanding amounts of the Notes as noted below; and (iii) agreed to not declare remaining notes in default until at least four (4) months from the February 14, 2020, the effective date of the Amendment document. In exchange for the foregoing, W Fund LP and Washington Research Foundation assigned the accrued interest on the notes owned by W Fund LP and Washington Research Foundation to the other Noteholders on a pro-rata basis.

Pursuant to these agreements, the Company paid $125,000 and $375,000 in cash at the end of February and early March 2020 to settle the principal of the notes owned by Washington Research Foundation and the W Fund LP, respectively.

On February 29, 2020 and related to the above notes, the Company converted $1,104,188 of principal and $645,921 of interest for 607,682 shares of Series A Preferred stock. The remaining balance of these notes after conversion was $930,812.

On May 31, 2020 and related to the above notes, the Company converted $36,171 of principal and $6,525 of interest for 14,825 shares of Series A Preferred stock. No balance remains outstanding on this note.

On January 11, 2021, the Company entered into that certain Amendment to the Note Purchase Agreement and Convertible Promissory Notes (the "2021 Note Amendment") by the Company and the noteholders that are party thereto (the "Noteholders"), whereby the Noteholders (i) agreed to allow the outstanding note with O&G Ventures, LLC to be sold to a third party; (ii) agreed to negotiate and convert any outstanding amounts of the notes to Series A Preferred stock in the Company so long as any conversion price is no lower than $2.88 per share; and (iii) agreed to not declare remaining notes in default prior to November 1, 2021. In exchange for the foregoing, Company will accrue interest per the following: November 1, 2020 to April 30, 2021 will bear an interest rate of 12%; May 1, 2021 to July 31, 2021 will bear an interest rate of 14%; August 1, 2021 to October 31, 2021 will be an interest rate of 16%; and anything from November 1, 2021 and after will bear an interest rate of 16% with 2% increases every additional 3 months until the notes are paid in full. To date, the notes have not been declared to be in default.

On January 27, 2021 and related to the above notes, the Company converted a note payable consisting of $18,750 of principal and $6,898 of interest for 6,679 shares of Series A Preferred stock. No balance remains outstanding on this note.

On May 3, 2021 and related to the above notes, the Company converted $40,001 of interest for 10,417 shares of Series A Preferred stock.

Interest expense related to notes was $132,553 and $102,927 for the years ended December 31, 2021 and 2020, respectively.

NOTE 7 – SAFE FINANCING DEBT

In 2021, the Company sold $1,252,400 in Simple Agreement for Future Equity ("SAFE") instruments and are represented as a SAFE financing debt on the balance sheet. These SAFE instruments provided for an automatic conversion on the first closing of the next Company equity financing of Preferred shares at a 20% discount of the price per share in that financing. No interest accrued for this SAFE financing debt prior to conversion. As at December 31, 2021, there was $30,000 of SAFE financing debt that had closed but had not been deposited into Company's bank account and are represented as a SAFE financing receivable on the balance sheet.

NOTE 8 – RELATED PARTY TRANSACTIONS

EnergeticX.net, L.L.C.

The Company and its parent company and largest shareholder of HSI, EnergeticX.net, L.L.C. ("EGX"), had a master testing agreement under which all of HyperSciences' testing is done through EGX for a fee of $10,000 per month which was increased to $12,500 per month beginning July 2020. The master testing agreement was terminated as of October 31, 2021. A total expense of $125,000 and $135,000 was recognized in research and development for the years ended December 31, 2021 and 2020, respectively.

Mine Lab LLC and Radiant Rare and Precious Metals, LLC

The Company also has contracted services through Mine Lab LLC and Radiant Rare and Precious Metals, LLC ("RRPM") that have included, among other things, providing facilities and technology relating to firing projectiles at velocities high enough to break rock. Both of these companies are owned by Charles Russell, who is a 20% owner of EGX and a director of HSI. Charles Russell also performed direct consulting services for the Company during 2020 and 2019.

Match Hit Pvt. Ltd

In December 2019, the Company entered into an agreement with Match Hit Pvt. Ltd.("Match Hit"), a Sri Lankan private limited company partly owned by Charles Russell, a Director of HSI and Match Hit, to purchase 40% of the issued outstanding stock for a total purchase price of $402,000 within one year of executing a definitive agreement. A Binding Memorandum of Understanding ("MOU") dated June 2, 2021 was executed between HSI, Match Hit, and Charles Russell whereby HSI has earned the right to purchase 15% of the fully diluted capital stock of Match Hit in exchange for the amounts paid as of that date of $175,956. HSI has until December 31, 2022 to exercise the option at no additional cost and have the shares issued to HSI. In addition, the MOU outlines that HSI is to receive a Net Smelter Royalty of 3.5% on land currently owned by Match Hit for mining activities that are deeper than 50 meters from the surface of the land. The Company has recorded a deposit on investment of $175,956 and $114,638 representing the total cash deposits made towards the Match Hit purchase as of December 31, 2021 and 2020, respectively. The Company has a receivable due from Match Hit in the amount of $19,925 for amounts it paid for on its behalf.

NOTE 8 – RELATED PARTY TRANSACTIONS, Continued:

The following table is a summary of the related party transactions that occurred during the years ended December 31, 2021 and 2020:

	2021	2020
Consulting fees paid to Chuck Russell	$ -	$ 86,900
EGX expenses incurred for HSI	125,000	135,000
Total research and development expenses	$ 125,000	$ 221,900
Advances from Robert and Mary K. Russell*	$ -	$ 75,750
Advances from Rocket Man, LLC**	-	30,000
Total advances from related parties	$ -	$ 105,750
Advance from HSI to Match Hit Pvt. Ltd.	$ 19,925	$ -
Advance from HSI to wholly owned subsidiary	748	-
Advance from EGX to HSI	(1,355)	-
Total related party receivables	$ 19,318	$ -
Deposit on investment in Match Hit Pvt. Ltd.	175,956	$ 114,638
Total deposit on investments	$ 175,956	$ 114,638
Repayment of advances from Robert & Mary K Russell*	$ 30,000	$ 90,750
Repayment of advances from Rocket Man, LLC**	-	30,000
Total repayments	$ 30,000	$ 120,750

*Robert & Mary K. Russell are the parents of Mark and Charles Russell.
**Rocket Man, LLC is owned by Mark and Victoria Russell.

At December 31, 2021 and 2020, the Company had related party advances of nil and $30,000, respectively, due to Robert and Mary K. Russell.

NOTE 9 – INVESTMENTS

The Company has investments in actively traded mutual funds. For the year ended December 31, 2019, there were no sales of securities, realized gains, or realized losses. For the years ended December 31, 2021 and 2020, there were sales of securities that resulted in proceeds of $35,500 and $323,570, respectively.

Investment activity during the years ended December 31, 2020 and 2021 is as follows:

December 31, 2020	Beginning Balance	Unrealized Gains (Losses)	Dividends & Interest Income & Expenses	Proceeds	Fair Value
Mutual Funds	$374,537	$(12,441)	$6,335	$(323,570)	$44,861
December 31, 2021	**Beginning Balance**	**Unrealized Gains (Losses)**	**Dividends & Interest Income & Expenses**	**Proceeds**	**Fair Value**
Mutual Funds	$44,861	$884	$612	$(35,500)	$10,857

NOTE 10 – STOCKHOLDERS' DEFICIT

General

In April of 2015, the Company's board of directors adopted the HyperSciences, Inc. 2015 Equity Incentive Plan ("the Plan"). The Plan's purpose is to provide incentive to employees, directors and consultants and to promote the success of the Company's business. The Plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units. The maximum aggregate number of shares that may be subject to award under the Plan as amended on February 28, 2018 is 1,500,000 shares.

On April 12, 2018, the Board of Directors authorized the issuance of a new class of stock: Series A Preferred stock. The Company amended and restated its certificate of incorporation to increase the number of authorized shares of the Company's Common Stock to 15,000,000 and the number of Series A Preferred stock to 4,050,000.

Stock Payable

Common stock payable relates to shares owed for for professional services performed. A total of $84,828 and $118,497 was earned in 2021 and 2020 in common stock payable for professional fees. On March 31, 2020, the Company issued 35,722 common shares to satisfy $36,795 of the stock payable. On February 28, 2021, the Company issued 10,417 Series A Preferred shares to satisfy $40,000 of the stock payable. On June 18, 2021, the Company issued 88,667 shares to satisfy $125,020 of the stock payable. On October 8, 2021, the Company issued 10,961 shares to satisfy $15,456 of the stock payable. During 2021, the Company recognized a gain on the extinguishment of $72,000 of stock payable. In addition, the Company issued 4,523 common shares at a cost of $6,376 to satisfy an anti-dilution provision in an active Exclusive Patent License Agreement, which completely satisfies the anti-dilution provision with no future shares owed. The balance of stock payable at December 31, 2021 and 2020 was nil and $167,648, respectively.

Warrants

The composition of the Company's warrants outstanding at December 31, 2021 and 2020 is as follows:

Issue Date	Expiration Date	Warrants	Exercise Price		Remaining life (years)
February 28, 2018	February 28, 2028	21,830	$	3.84	6.16
October 29, 2019	October 29, 2029	15,625		1.03	7.83
		37,455	$	2.67	6.86

Preferred Series A Stock

During the years ended December 31, 2021 and 2020, the Company issued 236,455 and 290,855 shares of Series A Preferred stock for gross proceeds of $907,987 and $1,116,883 with net proceeds of $896,150 and $793,678 after issuance costs of $11,837 and $323,205, respectively.

During the year ended December 31, 2021, the Company issued 10,417 shares of Preferred Series A stock at $3.84 per share to satisfy $40,000 of stock payable related to Company financings.

During the year ended December 31, 2021, the Company converted $65,649 of notes payable including associated accrued interest, into 17,096 shares of the Company's Series A Preferred stock at a price of $3.84 per share. During the year ended December 31, 2020, the Company converted $1,792,806 of notes payable including associated accrued interest, into 622,507 shares of the Company's Series A Preferred stock at a price of $2.88 per share.

Series A Preferred stock holders are entitled to receive dividends in preference and priority to any declaration or payment of any distribution on common stock. Preferred shareholders are also entitled to liquidation preferences over common stockholders at the Series A Preferred Original Issue Price of $3.84 per share.

NOTE 10 – STOCKHOLDERS' DEFICIT, Continued:

In the event there are at least 1,000,000 shares of Preferred Stock outstanding, the holders of a majority of the outstanding preferred stock can block the Company from altering or changing the rights of the preferred stock, amending the Certificate of Incorporation and Bylaws in a manner that adversely affects the holders of preferred stock, authorizing or creating any new class or series of stock with rights that are senior to or on parity with the rights of any series of preferred stock, increasing or decreasing the number of shares in the corporation's equity incentive plan, effecting certain redemptions or dividends, and effecting any liquidation, dissolution, winding-up, merger or consolidation or any other Deemed Liquidation Event (as such term is defined in the Amended and Restated Certificate of Incorporation of the Company).

Preferred shares can be converted into common stock by multiplying the number of preferred shares by the conversion ratio. The conversion ratio is determined by dividing the applicable Original Issue price by the conversion price (1:1 basis with some adjustments). The Preferred shares also have anti-dilution rights that adjust the number of shares of common stock issuable upon conversion of the shares of the series A preferred stock in the event of a stock split, stock dividend, or other distribution of property to holders of common stock, or certain issuances of stock with a price per share less than $3.84.

Right of First Refusal and Right of Co-Sale

Until an initial public offering, the Company has the right of first refusal to purchase all or some of the shares from all holders of Preferred Stock and most holders of Common Stock, in the event such holders propose to transfer their shares, other than to certain excluded transferees. Such holders of Preferred Stock or Common Stock must offer the shares at the same price and on the same terms and conditions as those offered to the prospective transferee.

Stock Options

On June 18, 2021, the Board of Directors elected to grant stock options to thirteen parties, totaling 196,000 options. The options each have an exercise price of $1.41, which was determined by management to be the fair value of a share of common stock based upon a third-party valuation performed in 2021, and a term of 10 years. Of the options issued, 1,000 options were fully vested at grant date. The remaining 195,000 options vest over a period of 36 months.

On October 8, 2021, the Board of Directors elected to grant stock options to six parties, totaling 27,500 options. The options each have an exercise price of $1.41, which was determined by management to be the fair value of a share of common stock based upon a third-party valuation performed in 2021, and a term of 10 years. All of the options vest over a period of 36 months.

For the options issued in 2021, the fair value of stock options was estimated using the Black-Scholes valuation model and the following variables and considerations to determine the underlying assumptions utilized by the model: 1) common stock price ($1.41); 2) expected stock price volatilities (184.92%) based on the average historical volatilities of the daily closing prices of comparable public companies' common stock; 3) a risk-free interest rate (1.53%) based on the average U.S. Treasury bonds issued with a term approximate to the expected life of the option of ten years; and the 4) expected dividend yield (0%). Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The fair value of the stock options issued during 2021 was $314,004.

On March 31, 2020, the Board of Directors elected to grant stock options to sixteen parties, totaling 149,590 options. The options each have an exercise price of $1.03 and a term of 10 years, except those issued to the CEO which have an exercise price of $1.13, and a term of 5 years. Of the options issued, 1,090 options were fully vested at grant date. The remaining 148,500 options vest over a period of 36 months.

NOTE 10 – STOCKHOLDERS' DEFICIT, Continued:

For the options issued in 2020, the fair value of stock options was estimated using the Black-Scholes valuation model and the following variables and considerations to determine the underlying assumptions utilized by the model: 1) common stock price ($1.03), which was determined by management to be the fair value of a share of common stock based upon a third-party valuation performed in 2019,; 2) expected stock price volatilities (114.10%) based on the historical volatilities of the daily closing prices of comparable public companies' common stock; 3) a risk-free interest rate (0.7%) based on the U.S. Treasury bonds issued with a term approximate to the expected life of the option of ten years, except for the CEO's which is 5 years; and the 4) expected dividend yield (0%). Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The fair value of the stock options issued was $143,953.

Stock option transactions under the Company's plan for the years ended December 31, 2021 and 2020 are summarized as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at January 1, 2020	**427,487**	**$0.57**	**9.1 years**
Granted	149,590	$1.03	10 years
Forfeited	(211,528)	$0.98	8.7 years
Outstanding at December 31, 2020	365,549	$0.52	7.6 years
Granted	223,500	$1.41	10 years
Forfeited	(130,000)	$0.72	7.2 years
Outstanding at December 31, 2021	459,049	$0.90	7.8 years
Exercisable and outstanding at December 31, 2021	**290,619**	**$0.61**	**6.9 years**

At December 31, 2021, the stock options have an intrinsic value of approximately $235,737, which is based on the valued share price of $1.41 as of yearend. At December 31, 2021, the exercisable and outstanding stock options have an intrinsic value of approximately $232,000, which is based on the valued share price of $1.41 as of yearend.

The share-based compensation expense recognized for options outstanding during the years ended December 31, 2020 and 2020 was $117,462 and $64,163, respectively. Future stock compensation expense related to these awards to be recognized during the years ending December 31, 2022, 2023 and 2024 is expected to be approximately $146,538, $105,634, and $32,451, respectively. The amount of future stock compensation expense could be affected by any future option grants or by any forfeitures.

NOTE 11 – INCOME TAXES

The Company did not recognize a provision (benefit) for income taxes for the years ended December 31, 2021 and 2020.

NOTE 11 – INCOME TAXES, Continued:

The components of the Company's net deferred tax assets (liabilities) are as follows:

		December 31, 2021		December 31, 2020
Deferred tax assets:				
Federal net operating loss carryforward	$	3,177,664	$	2,773,026
State net operating loss carryforward		91,558		55,591
Increasing research credit carryforward		369,334		388,051
Other		21,038		13,921
Total deferred tax assets		3,659,594		3,230,589
Valuation allowance		(3,631,175)		(3,191,426)
		28,419		39,163
Deferred tax liabilities:				
Property, plant and equipment		(28,419)		(39,163)
Total deferred tax liabilities		(28,419)		(39,163)
Net deferred tax assets	$	-	$	-

At December 31, 2021 and 2020, the Company had net deferred tax assets principally arising from the net operating loss carryforward for income tax purposes multiplied by an expected blended federal and state tax rate of 26%. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the deferred tax assets, a valuation allowance equal to 100% of the net deferred tax asset exists at December 31, 2021 and 2020.

As of December 31, 2021, the Company has a federal net operating loss carryforward of approximately $14,974,000. $3,400,000 expires between the years of 2034 and 2037. The remaining balance of $11,574,000 will never expire but its utilization is limited to 80% of taxable income in any future year. The Company has approximately $1,744,000 of Idaho state net operating loss carryover that expires between the years of 2039 and 2041.

The Company has $369,334 of Increasing Research Tax credit carryforward that expires between the years 2035-2039.

A reconciliation between the statutory federal income tax rate and the Company's tax provision (benefit) is as follows:

		December 31, 2021		December 31, 2020
Provision (benefit) computed using the statutory rate	$	(424,086)	$	(513,675)
State taxes		(52,152)		-
Options and other permanent differences		15,335		30,836
Other		-		(24,083)
PPP loan forgiveness		(66,400)		-
Increasing research credit		-		(109,942)
Change in prior year estimate		87,554		(240,141)
Change in valuation allowance		439,749		857,005
Total income tax provision (benefit)	$	-	$	-

NOTE 11 – INCOME TAXES, Continued:

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All of the Company's open tax years beginning in tax year 2018 are subject to federal and state tax examinations. Any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. Tax attributes from prior years could be adjusted during an audit by taxing authorities.

NOTE 12 – LEASES

Right of Use Asset – Office Lease

On April 1, 2019, the Company entered into an operating lease agreement to rent office space in Tukwila, Washington. The office lease commenced April 1, 2019 and was due to expire on March 31, 2021. The monthly lease payments for the first year was $2,904 and for the second year was $2,991. The lease did not include any provision that would allow the lessor or lessee to elect to extend the lease at the end of the lease term. Upon commencement of this lease, the Company recognized a right of use asset and lease liability of $67,162. The right of use asset and lease liability have been recorded at the present value of the future minimum lease payments, utilizing a 5% average borrowing rate. Due to the global pandemic, the Company exited the Premises in April 2020 and surrendered the space to the landlord. For the year ended December 31, 2020, the Company recognized a loss on the termination of the lease in the amount of $25,632.

For the years ended December 31, 2021 and 2020, costs of nil and $15,073 relating to the office lease were recognized as rent and facility costs in the statement of operations, respectively.

NOTE 13 – SUBSEQUENT EVENTS

Management has reviewed and evaluated subsequent events and transactions occurring after the balance sheet date, December 31, 2021, through April 22, 2022, the date these financials were available for issuance, and identified the following subsequent events:

On January 23, 2022, the Board of Directors authorized the issuance of a new class of stock: Series B Preferred stock. The Company amended and restated its certificate of incorporation to increase the number of authorized shares of the Company's Common Stock to 16,500,000, changed the number of Series A Preferred stock to 4,000,000, number of Series B-1 Preferred stock to 162,000, the number of Series B-2 Preferred stock to 418,000, and undesignated authorized Preferred stock to 3,620,000. Subsequently on March 18, 2022, the Board of Directors authorized the designation of Series B-2A Preferred stock in the amount of 257,201 which reduces the undesignated stock by the same amount.

Between January 2022 through April 25, 2022, the Company issued 20,576 Series B-2A Preferred shares at $9.72 per share for total cash proceeds of $199,999.

On March 23, 2022, the SAFE financing debt that closed on December 31, 2021 was converted to 161,507 Series B-1 Preferred shares.

On March 24, 2022, the Board of Directors authorized the grant of 71,000 stock options at an exercise price of $1.41 per share.

On March 31, 2022, the Company launched its Regulation Crowdfunding offering. The Company is selling Series B-2 Preferred stock at $9.72 per share. In addition, Series B-2 Preferred shares at $9.72 per share will be issued as a commission paid in the form of securities to the intermediary.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

HyperSciences

Harnessing the power of extreme velocity.


Mark Russell
CEO/Inventor of HyperDrill
Closing in 5 days

Website | Spokane, WA | ENGINEERING | TECHNOLOGY

$108,615 raised
$1,058,959 previously crowdfunded

40 Investors	$104M Valuation
$9.72 Price per Share	$495.72 Min. Investment
Preferred Shares Offered	Equity Offering Type
$3.94M Offering Max	5 Days Left

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

We believe HyperSciences is revolutionizing geothermal energy with high-speed, high-impact drilling. Developed over time in tests for Shell, the U.S. Department of Energy and a major mining company, our HyperCore™ engine and drill can overcome a huge barrier in the clean energy market: creating holes deep enough to access geothermal energy at a reasonable cost. Making clean, renewable geothermal energy viable anywhere in the world will decrease dependency on fossil fuels and reduce energy poverty by enabling power in remote off-grid areas.

Reasons to Invest

- The geothermal energy market is poised to go through the same transformation as wind and solar did a decade ago. The geothermal market value is set to grow more than 20x between now and 2032, and HyperSciences will be at the center of that ecosystem. (Source)
- HyperSciences can realize a fundamental change in the way geothermal drilling is done in time to capitalize on the geothermal market surge.
- HyperSciences patented technology is poised to revolutionize multiple industries, most immediately geothermal energy, but resource extraction (oil and minerals) and space launch are also industries we intend to ultimately capitalize upon. Your investment in our company will change the world.

*All product images included on this page are HyperSciences prototypes currently in the research & development stage and are not yet available to the public.



Rewards

Get rewarded for investing more into HyperSciences:

$10,000+ Investment
Nickel
HyperSciences t-shirt

$25,000+ Investment
Quartz
Replica projectile keychain and HyperSciences t-shirt

$50,000+ Investment
Platinum
All of the above, plus a scale Geothermal HyperDrill Bit and Plaque to commemorate this offering

OVERVIEW

HyperSciences seeks to apply hypervelocity towards some of the world's most challenging problems



HyperSciences was inspired by a 1970s DARPA initiative — Project REAM — that used high-velocity shots to break through rock. Project REAM was extremely effective but was not cost-efficient at breaking rock.

HyperCore technology is the foundation for each of our platforms: drilling, tunneling, and aerospace. It uses low-cost chemical energy to efficiently accelerate projectiles to high velocities (Mach 5 and above).


HYPERCORE™ TECHNOLOGY
is the foundation for each of our platforms:
Geothermal Drilling
Aerospace
Mining/ Tunneling

Our hypersonic accelerators robotically fire small projectiles into the ground that directly break and pulverize the rock with meteor-like energy, allowing us to reach hard-to-get energy resources, extract rare Earth metals without harmful strip mining, and quickly create transportation tunnels thanks to our ability to move earth quicker.


*All product images included in this video are HyperSciences prototypes and are not yet available to the public

**Images are computer generated demo versions.*

We have tested and proven our ability to drill holes 5X faster and at a lower cost than other conventional drilling applications. We are also developing the technology to 3D map subsurface geography, utilizing our continuous micro-impacts to easily locate deposits using a sonar-like process.



THE PROBLEM

Today’s geothermal wells are expensive and can’t compete with wind and solar

Because wind and solar are intermittent, geothermal is the future for clean 24/7 baseload power. Today’s geothermal drilling, however, is fundamentally too slow and thus too expensive to realize this future.

THE SOLUTION

Our enabling technology can make geothermal more affordable

HyperSciences' vision is to reduce the cost of installed geothermal wells by greater than 50% while also making them quicker to drill. The HyperCore engine, which powers our HyperDrill, is an enabling technology that can make these wells competitive with other renewable sources of power.


HyperSciences: Underwater
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THE MARKET

Tens of billions of dollars in addressable market

By building a platform technology company, HyperSciences has a leg-up when it comes to market cap, allowing us to pursue the tens of billions of dollars represented by the drilling, tunneling, mining and hypersonics markets. Learnings in each business vertical help improve our overall platform technology. We see significant market opportunities across several markets where we intend to compete:

The Geothermal Energy market, expected to be valued at more than $112B by 2032 (Source), is of paramount importance to the US government, but the cost of drilling is prohibitive. To quote a recent government report on geothermal drilling technologies:



Geothermal Energy Market

By 2050, the market is expected to reach

$130 BILLION

x26 increase in generated energy



Global Mining Market

By 2025, the market is expected to reach

$2.4 TRILLION

Growing at a CAGR of 7% (2021-2025)



Global Hypersonic Technology Market

By 2030, the market is expected to reach

$12.18 BILLION

Growing at a CAGR of 9.7% (2021-2030)

> *Improving the tools, technologies, and methodologies used to explore, discover, access, and manage geothermal resources would reduce costs and risks associated with geothermal developments. These reductions could increase geothermal power generation nearly 26-fold from today, representing* ***60 gigawatts-electric (GWe)*** *of always on, flexible electricity-generation capacity by 2050.*

(Source)

We have plans to leverage our technology into the global mining and hypersonic technology markets, which presents opportunities across three massive markets.

The Underground Mining Market is expected to grow from $15 billion - $30 billion by 2028.

The market size for mining drills and breakers averaged $11.90 billion in 2020 with a CAGR of 10.3%. New IoT and automation is expected to reach $26.07 billion in 2028 at a CAGR of 10.3%. (Source) The total global market for explosives is expected to grow from nearly $23.8 billion in 2017 to $31.2 billion by 2022 with a compound annual growth rate (CAGR) of 5.6% for the period of 2017-2022. (Source) Applying the factor of 12% of global production of hard rock mining and tunneling is attributed to underground operations using explosives, we see this factored addressable underground explosives market at $2.85B growing to $3.7B. (Source) (Source)

OUR TRACTION

Validated by Fortune 500 companies and NASA



The key to our success has been building customer confidence through smaller demonstrations of our technology. In 2019, we completed aerospace testing with NASA. Since then, we've been conducting HyperDrill field trials for Shell and other major corporations under NDA. These demonstrations allow us to stair step our technology towards many applications, including a geothermal future.

OUR LEADERSHIP

Experienced leadership with a proven track record



Our engineering and advisory team is composed of experts in aerospace, hypersonics, geology, energy and mineral drilling, robotic automation and machine learning, and business. The broad team possesses the deep technical knowledge and business acumen needed to realize this revolutionary technology.



MARK RUSSELL

CEO & FOUNDER

Mark has a Masters from Stanford in Aero/Astro Engineering, was formerly lead engineer and manager for Jeff Bezos's Blue Origin, and has a long family history of public mining company development and operations for world-class mining projects. Mark provides both the vision and technical expertise to lead the world's first company focused on hypervelocity applications. Drilled the deepest diamond drillholes for mining in North America.

DR. LEON VANSTONE



CTO

Dr. Vanstone was formerly a researcher for the University of Texas at Austin where he founded the Texas Rocket Engineering Lab, an experiential lab with over 200 members focused on the design, fabrication, and flight of liquid rockets. His research background includes hypersonic aerodynamics, (sc)ramjets and rockets. He's also spoken at many conferences and published papers relating to these topics. Leon brings a deep technical understanding, significant operational pedigree, and demonstrated capability leading large organizations to develop, integrate, and prove highly demanding technology focused products.



LANCE UNDERWOOD

PRINCIPAL DRILLING ENGINEER

Lance has over 40 patents and 40 years' experience in the design and testing of downhole drilling tools, including rock bits, mud motors, turbodrills, percussion drills, and directional tools. Lance was the former chief engineer of FORO Laser Drilling.

TIM ELDER



PRINCIPAL TEST ENGINEER

Tim Elder is a Principal Engineer at HyperSciences. He has over ten years experience in the application of hypervelocity launchers in the oil and gas, mining, and aerospace industries. He also spent several years at Blue Origin designing rocket stands and other test facilities. He provides technical expertise on the development of the HyperCore engine at HyperSciences.



MALCOM ROSS

ADVISOR

Malcolm Ross has worked in geosciences his entire career with the last 13 years as a Shell employee. He was involved in the new technology innovation arm at Shell, first as a GameChanger and then as the "Black Swan Detector." Malcolm currently works for Rothwell Group. His specialties include geology, disruption, cutting edge geothermal, ocean energy, plate tectonic modeling, and paleoclimate modeling.

MIKE MCSHERRY



BOARD MEMBER

Mike is a serial entrepreneur; he is the current CEO and founder of Xealth, a healthcare tech company. He is also the former CEO of SWYPE (mobile app), and the co-founder of Boost Mobile.

Meet Our Team



Mark Russell, PE

Chief Executive Officer and Director

Mark has a Masters from Stanford in Aero/Astro, is the former lead engineer for Blue Origin first VTOL vehicle and was Lead of Crew Capsule development at Blue Origin. Along with 2 decades of spaceflight development, Mark has a long history of family underground mining development and operations for some of the world's largest mining projects. Recently sponsored by Shell to develop the worlds fastest and deepest geothermal drilling technology High Energy Systems Development. Mark provides both the vision and technical expertise to lead the world's first companies focused on commercial industrial Hypervelocity mass drivers.



Michelle Carbon, JD, MAcc

Chief Financial Officer and General Counsel

Michelle graduated from Gonzaga University with a MAcc/JD and started her career in the mining industry. She has experience in business planning and development, start-up consulting, corporate law, risk mitigation, compliance, and legal services. Michelle has held positions as VP of Business Operations and In-House Counsel, Controller, Director of Cost Accounting, and owner of Carbon Law Office, PLLC. She is currently licensed to practice law in the State of Washington.



Charles Russell

Director

Chuck was one of the first investors in the commercialization of the RAMAC technology and is also a HyperSciences Director. His past experience has involved exploration, development, permitting and sales of mineral projects in Asia. Chuck is responsible for managing HyperSciences remote testing facility and installation and controls of the RAMAC instrumentation.



Mike McSherry

Director

Mike McSherry is a serial entrepreneur and the current CEO and founder of the healthcare tech company, Xealth. He is also the former CEO of SWYPE (mobile app), and the co-founder of Boost Mobile.



Leon Vanstone

Chief Technology Officer

Dr. Leon Vanstone is CTO of HyperSciences. Leon was previously a lecturer for the University of Texas at Austin. His research background includes hypersonic aerodynamics, (sc)ramjets, and rockets and he has many conference and archival papers relating to these topics. In addition, he also founded the Texas Rocket Engineering Lab at the University of Texas at Austin. Leon also has significant testing and operational knowledge for large scale test facilities. He brings his significant hypersonic expertise to HyperSciences, as well as providing a high operational capability and vision.



Lance Underwood

Principal Engineer- Drilling

Lance Underwood is a principal engineer for HyperSciences. He is a Lead Drilling System Design Engineer with over 40 patents and 40 years' experience in the design and testing of downhole drilling tools, including rock bits, mud motors, turbodrills, percussion drills, directional tools and he previously led development of laser drilling.



Tim Elder

Principal Engineer- Testing

Tim Elder is a principal engineer for HyperSciences. Tim left Blue Origin to work for HyperSciences and has over ten years experience in the application of hypervelocity launchers in the oil and gas, mining, and aerospace industries. He provides technical expertise on the development of the HyperCore engine at HyperSciences.

Offering Summary

Company	HyperSciences, Inc.
Corporate Address	2311 E Main Ave, Suite 200, Spokane, WA 99202
Offering Minimum	$9,992.16
Offering Maximum	$3,941,022.60
Minimum Investment Amount (per investor)	$495.72

Terms

Offering Type	Equity
Security Name	Series B-2 Preferred Stock
Minimum Number of Shares Offered	1,028
Maximum Number of Shares Offered	405,455
Price per Share	$9.72
Pre-Money Valuation	$104,006,352.24

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

$10,000 ("Nickel") - HyperSciences t-shirt

$25,000 ("Quartz") - Replica projectile keychain and HyperSciences t-shirt

$50,000 ("Platinum") - All of the above, plus a scale Geothermal HyperDrill Bit and Plaque to commemorate this offering

**All perks occur when the offering is completed.*

Special Note Regarding Forward-Looking Statements

This memorandum may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as "may," "will," "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "believe," "intend," "predict," "potential," "opportunity," and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this memorandum. You should read this memorandum completely and with the understanding that our actual future results may be significantly different from our expectations. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Last Call To Join Our Live Investor Webinar

12 days ago


HYPER
SCIENCES

I'm excited to share that we're having a live investor webinar ***tomorrow.*** Seats are filling up quickly, but there's still a spot left for you.

Reserve it now.

This is a unique chance to learn more about how we're propelling a sustainable future forward with advanced rock-breaking tech that accesses geothermal power 5X faster than traditional methods at a fraction of the cost.

Find out what investing in HyperSciences could mean for your portfolio. Join me tomorrow at **11:30 AM PST (2:30 PM EST).**

Sincerely,

Mark Russell

CEO at HyperSciences

HyperSciences is hosting an investor update webinar!

18 days ago



Want to learn more about the opportunities HyperSciences sees in geothermal? Join CEO, Mark Russell for an investor webinar on Thursday, April 14, 2022 at 11:30 AM PST (2:30 PM EST).

Please click here to register for the HyperSciences Investor Update Webinar.

If you are interested in investing in this round, you can learn more and indicate your interest here on our StartEngine profile page.

Hope to see you at the webinar. Feel free to post in the comments below with any investment-related questions and we will be sure to get back to you directly or address them at the session.

Let's continue to advance at Mach 5+!

All the best,

Mark Russell, CEO

HYPER SCIENCES

REGISTER HERE

END OF UPDATES

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Hani E. SE OWNER 36 INVESTMENTS 24 days ago Pinned by Company
Excited to see HyperSciences on StartEngine! As an angel investor in hundreds of technologies and a former Shell Game Changer myself, I truly believe this technology is the quintessential game changer.
1 View 1 reply

Raj M. 4 INVESTMENTS 3 days ago
Hi Mark,

A 2 time investor in Hyper Sciences. The Geothermal marketplace looks quite exciting. Well, I wanted to find out, would you consider Elon Musks Boring Company, a competitor for you (in tunneling) or a potential customer who could use your technology for his numerous space, boring etc projects. Keep up the good work. I do understand your Hyper Sciences technology takes time to develop and test and I am a patient person. Good Luck. Raj
1

Yecheskel F. 8 INVESTMENTS 7 days ago
Hi, what's the reason for the decline in revenue?
0 View 2 replies

Myron R. SE OWNER 20 INVESTMENTS 8 days ago
Why is this a CF funding? This makes it so most people are limited to a small amount of money they can invest. At least a Reg A would let most of us invest more Money. A share price of $9.72 to me is way to high for a CF Round as it don't pay for me to invest, do to a small limit of shares I am aloud to buy.
0 View 1 reply

Kevin B. 4 INVESTMENTS 10 days ago
Hello,
I was unable to attend the webinar yesterday? Was it recorded? I'd be excited to watch it if possible. Thank you.
1

Totao Y. SE OWNER 23 INVESTMENTS 14 days ago
Is this Offering ending in 19 days ?
0 View 1 reply

Stuart M. 1 INVESTMENT 18 days ago
Does management have any line-of-sight on commercial viability? It feels like HyperSciences is destined to continually raise and spend money into irrelevance -- something a large % of startups do. What concrete commercial progress can you hang your hat on that can give investors confidence about this latest round and that you are on a realistic path to revenue? Can you share this path with us so that shareholders can measure against it and hold management accountable to it?
5 View 1 reply

Kevin B. 4 INVESTMENTS 19 days ago
Hi Mark,
Previous investor here and on SeedInvest. While I'm happy to see you opening it up to the crowd again, I do have some questions on your funding to date.

Your SAFE financing late last year fell very short of the max allocation/goals. You also competed PIVOT2021 with Richard Branson and Chris Anderson as judges, so you're getting your name out there. What would you attribute to falling short of your SAFE raise goals? Do you have any recent strategic investors and if not, why? Impressing billionaires like Richard Branson should open doors.

Why have you not sought an institutional investment round?

You've made a lot of development progress the past couple years but you've also made it clear you need significant capital to accelerate growth at the rate you desire. Are you concerned this raise will fall short of your goals? What is your plan if it does and how will that impact your road map?

Thank you,
Kevin
1 View 3 replies

Maurice J. 3 INVESTMENTS 19 days ago
I have hard time to find HyperSciences page. If it was not for the direct link , I will never find it.
It wasn't t like that during the series A raise.
0 View 1 reply

Ales G. 20 days ago
Excited to invest again. Great progress over the years. Let's go!
1 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Mark:

We invented HyperDrill to solve geothermal drilling with hypersonic impact. Funded by shell and a major mining company this revolutionizes the cost of drilling.

Narrator:

Called HyperCore, it shoots dense projectiles every few seconds where they impact just ahead of the rotating bit.

Mark:

We had this big, big idea. We could change the cost of a geothermal well by an order of magnitude.

Narrator:

HyperSciences believes the future of EGS geothermal is enabled with low cost drilling and well completion of monobore case while drilling wells. Projectiles, simple industrial gases, water and concrete are pumped down hole to the tool below during HyperDrilling below composite reinforced concrete casing is continuously extruded around the drill body. Hypersonic impact fracturing and down hole grinding the rock provides a significant energy advantage over traditional drill bits.

Mark:

Support HyperSciences to make new geothermal energy reality.

Narrator:

With HyperDrill.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

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Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "HYPERSCIENCES, INC.", FILED IN THIS OFFICE ON THE SEVENTEENTH DAY OF MARCH, A.D. 2022, AT 8:09 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

5620761 8100
SR# 20221037834

Authentication: 202937916
Date: 03-17-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:09 AM 03/17/2022
FILED 08:09 AM 03/17/2022
SR 20221037834 - File Number 5620761

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF HYPERSCIENCES, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

HyperSciences, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is HyperSciences, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on October 13, 2014.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is HyperSciences, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 16,500,000 shares of Common Stock, $.0001 par value per share ("**Common Stock**") and (ii) 8,200,000 shares of Preferred Stock, $.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

4,000,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**"; 162,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series B-1 Preferred Stock**"; and 418,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series B-2 Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The Series B-1 Preferred Stock and the Series B-2 Preferred Stock are sometimes collectively referred to herein as the "Series B Preferred Stock". 3,620,000 shares of the authorized Preferred Stock of the Corporation are initially undesignated (the "**Blank Check Series B Preferred Stock**") and may be issued from time to time and in one or more sub-series of Series B Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

The Board of Directors of the Corporation is authorized to designate and determine the applicable Original Issue Price (as defined in Section 1) with respect to any wholly unissued sub-series of Blank Check Series B Preferred Stock (a "**Series B Preferred Stock Designation**"), and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any Series B Preferred Stock Designation, to increase or decrease (but not below the number of shares of any such Series B Preferred Stock Designation then outstanding) the number of shares of any such Series B Preferred Stock Designation, and to fix the number of shares of any Series B Preferred Stock Designation. In the event that the number of shares of any Series B Preferred Stock Designation shall be so decreased, the shares constituting such decrease shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such Series B Preferred Stock Designation subject to the requirements of applicable law, *provided* the applicable Original Issue Price shall in no event be greater than the purchase price per share as determined by the Board of Directors when approving the issuance of such shares. Any shares subject to a Series B Preferred Stock Designation shall be deemed "Series B Preferred Stock". References to "Preferred Stock" mean the Series A Preferred Stock and the Series B Preferred Stock.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, with respect to the Series A Preferred Stock, $3.84 per share, with respect to the Series B-1 Preferred Stock, $7.7760 per share, with respect to the Series B-2 Preferred Stock $9.7200 per share, and such price per share as determined by resolution of the Board of Directors of the Corporation with respect to any Series B Preferred Stock Designation, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock.

2.1.1 Series B Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred Stock then outstanding shall be entitled, in equal priority regardless of sub-series, to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series B Preferred Stock then outstanding shall be entitled, in equal priority regardless of sub-series, to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Series A Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the applicable Original Issue Price with respect to such sub-series of Series B Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series B Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.1.2 Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment of all preferential amounts required to be paid to the holders of shares of Series B Preferred Stock, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), after payment of all preferential amounts required to be paid to the holders of shares of Series B Preferred Stock, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the Series A Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after payment of all preferential amounts required to be paid to the holders of Series B Preferred Stock, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of the Series B Liquidation Amount and the Series A Liquidation Amount required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder. "**Available Proceeds**" means all consideration received by the Company for a Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders in accordance with Delaware law governing distributions to stockholders.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least 50% of the outstanding shares of Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least 14 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2.

3.3 Preferred Stock Protective Provisions. At any time when at least 25% of the number of authorized shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof);

3.3.3 except for a Series B Preferred Stock Designation, (i) create, or authorize the creation of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

3.3.4 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board of Directors; or

3.3.5 increase or decrease the number of shares reserved for issuance in the Corporation's equity compensation plan.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" with respect to each series (or sub-series) of the Preferred Stock shall initially be equal to the applicable Original Issue Price. Such initial Conversion Price, and the rate at which shares of

Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation; or

(ix) shares of Common Stock, Options or Convertible Securities issued or obligated to be issued as of the Original Issue Date.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "**Original Issue Date**" shall mean the date the first share of Series B Preferred Stock was issued.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such

Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of

Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than thirty (30) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than thirty (30) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least the Series A Original Issue Price per share, in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $10,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors; (b) the effectiveness of a Form 8-A short-form registration statement with respect to the Corporation's Common Stock unless the Board of Directors elects to waive the occurrence of such event; or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

7. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least 50% of the shares of Preferred Stock then outstanding and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least 50% of the shares of such series of Preferred Stock then outstanding.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of Preferred Stock are entitled to elect a Preferred Director, the affirmative vote of one Preferred Director shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.5 of the Investors' Rights Agreement by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least 50% of the shares of Preferred Stock then outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 17th day of March, 2022.

DocuSigned by:

By: Mark C. Russell

Mark Russell, President

The following additional Corporate Documents are attached to this Exhibit F. Please review the Company Securities section, Offering Terms and Subscription and Joinder Agreement of this Offering. By Investing in this offering, the Investor/Subscriber is joining to the following agreements:

1. Amended and Restated Voting Agreement
2. Amended and Restated Right of First Refusal and Co-Sale Agreement
3. Amended and Restated Investor Rights' Agreement

AMENDED AND RESTATED
VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT (this "Agreement") is made and entered into as of March 23, 2022, by and among HyperSciences, Inc., a Delaware corporation (the "Company"), each holder of the Series A Preferred Stock, $.0001 par value per share, of the Company ("Series A Preferred Stock"), Series B-1 Preferred Stock, $.0001 par value per share, of the Company ("Series B-1 Preferred Stock"), Series B-2 Preferred Stock, $.0001 par value per share, of the Company ("Series B-2 Preferred Stock"), and any Series B Preferred Stock Designation(s) (as defined in the Amended and Restated Certificate of Incorporation), $.0001 par value per share, of the Company, (the Series B-1 Preferred Stock, Series B-2 Preferred Stock, and any Series B Preferred Stock Designation(s) are referred to herein collectively as the "Series B Preferred Stock", and together with the Series A Preferred Stock as the "Preferred Stock") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Sections 7.1(a) or 7.2 below, the "Investors"), and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders, or any transferees, who become parties hereto as "Key Holders" pursuant to Section 7.2 below, the "Key Holders," and together collectively with the Investors, the "Stockholders").

RECITALS

A. Concurrently with the execution of this Agreement, the Company and certain of the Investors are entering into one or more Preferred Stock Subscription Agreements (the "Subscription Agreements") providing for the sale of shares of the Series B Preferred Stock. Certain of the Investors (the "Existing Investors") and the Key Holders are parties to that certain Voting Agreement dated May 23, 2019 by and among the Company and the parties thereto (the "Prior Agreement"). The Company, the Key Holders and the Existing Investors party to the Prior Agreement desire to amend and restate that agreement to provide those Investors purchasing shares of the Series B Preferred Stock pursuant to the Subscription Agreements with the rights set forth herein.

B. The Amended and Restated Certificate of Incorporation of the Company (as the same may be amended and/or restated from time to time, the "Restated Certificate") provides that the holders of record of the shares of Common Stock and the Preferred Stock, voting together as a single class on an as converted basis, shall be entitled to elect the balance of the total number of directors of the Company.

C. The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the capital stock of the Company held by them will be voted on, or tendered, in connection with, an acquisition of the Company and voted on in connection with an increase in the number of shares of Common Stock required to provide for the conversion of the Preferred Stock.

NOW, THEREFORE, the Existing Investors hereby agree that the Prior Agreement is hereby amended and restated in its entirety by this Agreement, and the parties further agree as follows:

1. Voting Provisions Regarding the Board.

1.1 Shares. For purposes of this Agreement, the term "Shares" shall mean and include any securities of the Company that the holders of which are entitled to vote for members of the Board of Directors (the "Board"), including, without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 5, the following persons shall be elected to the Board:

(a) Two Board Members (each, a "Stockholder Designee" and, collectively, the "Stockholder Designees") designated from time to time in a writing delivered to the Company and signed by Stockholders voting together who, at the time in question, hold a majority of the then outstanding Shares of the Company (both common and preferred together), who shall initially be Michael McSherry and Charles Russell; and

(a) The Company's Chief Executive Officer, who as of the date of this Agreement is Mark Russell (the "CEO Director"), provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective Shares (i) to remove the former Chief Executive Officer of the Company from the Board if such person has not resigned as a member of the Board; and (ii) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director;

To the extent that any of the foregoing clauses in this Section 1.2 shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the Stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "Person") shall be deemed an "Affiliate" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.3 Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until otherwise filled as provided above.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Section 1.2 of this Agreement may be removed from office other than for cause unless (i) such removal is directed or approved by the affirmative vote of the Person(s), or of the holders of at least a majority of the shares of stock, entitled under Section 1.2 to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director pursuant to Section 1.2 is no longer so entitled to designate or approve such director;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Section 1.2 shall be filled (i) pursuant to the provisions of this Section 1, or (ii) to the extent permitted by the Bylaws of the Company, by the Board of Directors, subject to the approval of any party entitled to designate a director as provided in Section 1.2; and

(c) upon the request of any party entitled to designate a director as provided in Section 1.2 to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Section 1, and the Company agrees at the request of any Person or group entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5 No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3. Drag-Along Right.

3.1 Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Restated Certificate.

3.2 Actions to be Taken. In the event that (i) the holders of at least 50% of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock (the "Selling Investors"); (ii) the Board; and (iii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) held by Key Holders who are then providing services to the Company as officers, employees or consultants voting as a separate class (collectively, (i)-(iii) are the "Electing Holders") approve a Sale of the Company (which approval of the Electing Holders must be in writing), specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 below, each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Investors or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, or willful misconduct.

3.3 Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "Proposed Sale"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c) such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(e) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(f) upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Certificate in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Section 3.3(e), if the consideration to be paid in exchange for the Shares held by the Key Holder or Investor, as applicable, pursuant to this Section 3.3(e) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Shares held by the Key Holder or Investor, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Shares held by the Key Holder or Investor, as applicable;

(g) subject to clause (f) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that nothing in this Section 3.3(g) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Restated Certificate, elect to allocate the consideration differently by written notice given to the Company at least 30 days prior to the effective date of any such transaction or series of related transactions.

4. Remedies.

4.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the size and composition of the Board pursuant to Section 1, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize President of the Company to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. "Bad Actor" Matters.

5.1 Definitions. For purposes of this Agreement:

(a) "Company Covered Person" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b) "Disqualified Designee" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c) "Disqualification Event" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

(d) "Rule 506(d) Related Party" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

5.2 Representations.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such

Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b) The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) is applicable.

5.3 Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; (c) termination of this Agreement in accordance with Section 7.8 below.

7. Miscellaneous.

7.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

7.2 Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 7.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 7.12.

7.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7 Notices.

(a) General. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or, in any case, to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 7.7. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to 601 W. Riverside Ave., Suite 1400, Spokane, WA 99201, attention: Richard Denenny.

(b) Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "DGCL"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8 Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding 50% of the Shares then held by the Key Holders who are then providing services to the Company as officers, employees or consultants; and (c) the holders of 50% of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (voting together as a single class). Notwithstanding the foregoing:

(a) this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination, or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(c) Schedule A hereto may be amended by the Company from time to time in accordance with the Subscription Agreements to add information regarding additional purchasers of Preferred Stock without the consent of the other parties hereto; and

(d) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Section 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Section 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11 Entire Agreement. This Agreement (including the Exhibits hereto), and the other Transaction Agreements (as defined in the Subscription Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

7.12 Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE

COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates, instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Section 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13 Stock Splits, Dividends and Recapitalizations. In the event of any issuance of Shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Section 7.12.

7.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.16 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Washington and to the jurisdiction of the United States District Court for the District of Eastern District of Washington for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of Washington or the United States District Court for the Eastern District of Washington, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

7.17 Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

7.18 Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

7.19 Effect on Prior Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

[Signature Page Follows]

AMENDED AND RESTATED
RIGHT OF FIRST REFUSAL
AND CO-SALE AGREEMENT

THIS AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "Agreement"), is made as of March 23, 2022 by and among HyperSciences, Inc., a Delaware corporation (the "Company"), the Investors (as defined below) listed on Schedule A and the Key Holders (as defined below) listed on Schedule B.

WHEREAS, each Key Holder is the beneficial owner of shares of Capital Stock, or of options to purchase Common Stock;

WHEREAS, the Company, the Key Holders and certain of the Investors (the "Existing Investors") previously entered into a Right of First Refusal and Co-Sale Agreement, dated May 23, 2019 (the "Prior Agreement"), in connection with the purchase of shares of Series A Preferred Stock of the Company, par value $.0001 per share ("Series A Preferred Stock");

WHEREAS, the Amended and Restated Certificate of the Company authorizes the issuance of Series B-1 Preferred Stock, par value $.0001; Series B-2 Preferred Stock, par value $.0001; and any and all Series B Preferred Stock Designation(s) (as defined in the Amended and Restated Certificate of Incorporation), par value $.0001 (collectively, the "Series B Preferred Stock");

WHEREAS, the Key Holders, the Existing Investors and the Company desire to induce certain of the Investors to purchase shares of Series B Preferred Stock of the Company, pursuant to one or more Preferred Stock Subscription Agreements dated as of the date hereof by and among the Company and such Investors (the "Purchase Agreements") by amending and restating the Prior Agreement in its entirety to provide the Investors with the rights and privileges as set forth herein;

NOW, THEREFORE, the Company, the Key Holders, and the Investors (including the Existing Investors) each hereby agree that the Prior Agreement is hereby amended and restated in its entirety by this Agreement, and the parties hereto further agree as follows:

1. Definitions.

1.1 "Affiliate" means, with respect to any specified Investor, any other Investor who directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any general partner, managing member, officer, director or trustee of such Investor, or any venture capital fund or other investment fund now or hereafter existing which is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Investor.

1.2 "Board of Directors" means the board of directors of the Company.

1.3 "Capital Stock" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.4 "Change of Control" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

1.5 "Common Stock" means shares of Common Stock of the Company, $.0001 par value per share.

1.6 "Company Notice" means written notice from the Company notifying the selling Key Holders and each Investor that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.7 "Investor Notice" means written notice from any Investor notifying the Company and the selling Key Holder(s) that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.8 "Investors" means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Section 6.9, each person who hereafter becomes a signatory to this Agreement pursuant to Section 6.11 and any one of them, as the context may require.

1.9 "Key Holders" means the persons named on Schedule B hereto, each person to whom the rights of a Key Holder are assigned pursuant to Section 3.1, each person who hereafter becomes a signatory to this Agreement pursuant to Section 6.9 and any one of them, as the context may require.

1.10 "Preferred Stock" means collectively, all shares of Series A Preferred Stock, par value $.0001, Series B-1 Preferred Stock, par value $.0001, Series B-2 Preferred Stock, par value $.0001, and any and all Series B Preferred Stock Designation(s) (as defined in the Restated Certificate), par value $.0001.

1.11 "Proposed Key Holder Transfer" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.12 "Proposed Transfer Notice" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.13 "Prospective Transferee" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.14 "Restated Certificate" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.15 "Right of Co-Sale" means the right, but not an obligation, of an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.16 "Right of First Refusal" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.17 "Secondary Notice" means written notice from the Company notifying the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of any Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.18 "Secondary Refusal Right" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.19 "Transfer Stock" means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or of Common Stock that are issued or issuable upon conversion of Preferred Stock.

1.20 "Undersubscription Notice" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2. Agreement Among the Company, the Investors and the Key Holders.

2.1 Right of First Refusal.

(a) Grant. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder and the Investors within fifteen (15) days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company.

(c) Grant of Secondary Refusal Right to the Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 2.1(c). If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors pursuant to Sections 2.1(b) and (c) with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Section 2.1(c) (the "Investor Notice Period"), then the Company shall, within five (5) days after the expiration of the Investor Notice Period, send written notice (the "Company Undersubscription Notice") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "Exercising Investors"). Each Exercising Investor shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e) Forfeiture of Rights. Notwithstanding the foregoing, if the total number of shares of Transfer Stock that the Company and the Investors have agreed to purchase in the Company Notice, Investor Notices and Undersubscription Notices is less than the total number of shares of Transfer Stock, then the Company and the Investors shall be deemed to have forfeited any right to purchase such Transfer Stock, and the selling Key Holder shall be free to sell all, but not less than all, of the Transfer Stock to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Proposed Transfer Notice, it being understood and agreed that (i) any such sale or transfer shall be subject to the other terms and restrictions of this Agreement, including, without limitation, the terms and restrictions set forth in Sections 2.2 and 6.9(b); (ii) any future Proposed Key Holder Transfer shall remain subject to the terms and conditions of this Agreement, including this Section 2; and (iii) such sale shall be consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company and, if such sale is not consummated within such forty-five (45) day period, such sale shall again become subject to the Right of First Refusal and Secondary Refusal Right on the terms set forth herein.

(f) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.2 Right of Co-Sale.

(a) Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Section 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Section 2.2(b) below and, subject to Section 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each, a "Participating Investor") must give the selling Key Holder written notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Shares Includable. Each Participating Investor may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Key Holder Transfer and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Key Holder Transfer plus the number of shares of Transfer Stock held by the selling Key Holder.

(c) Purchase and Sale Agreement. The Participating Investors and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with this Section 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "Purchase and Sale Agreement") with customary terms and provisions for such a transaction, and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Section 2.2.

(d) Allocation of Consideration.

(i) Subject to Section 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in Section 2.2(b), provided that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii) In the event that the Proposed Key Holder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Restated Certificate and, if applicable, the next sentence as if (A) such transfer were a Deemed Liquidation Event (as defined in the Restated Certificate), and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding. In the event that a portion of the aggregate consideration payable to the Participating Investor(s) and selling Key Holder is placed into escrow and/or is payable only upon satisfaction of contingencies, the Purchase and Sale Agreement shall provide that (x) the portion of such consideration that is not placed in escrow and is not subject to contingencies (the "Initial Consideration") shall be allocated in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Restated Certificate as if the Initial Consideration were the only consideration payable in connection with such transfer, and (y) any additional consideration which becomes payable to the Participating Investor(s) and selling Key Holder upon release from escrow or satisfaction of such contingencies shall be allocated in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Restated Certificate after taking into account the previous payment of the Initial Consideration as part of the same transfer.

(e) Purchase by Selling Key Holder; Deliveries. Notwithstanding Section 2.2(c) above, if any Prospective Transferee(s) refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Investors or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee(s) unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor or Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 2.2(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Investor or Investors shall be made in accordance with the first sentence of Section 2.2(d)(ii). In connection with such purchase by the selling Key Holder, such Participating Investor or Investors shall deliver to the selling Key Holder any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder (or request that the Company effect such transfer in the name of the selling Key Holder). Any such shares transferred to the selling

Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Section 2.2(e).

(f) Additional Compliance. If any Proposed Key Holder Transfer is not consummated within sixty (60) days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 2.2.

2.3 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(c) Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "Prohibited Transfer"), each Participating Investor who desires to exercise its Right of Co-Sale under Section 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Participating Investor the type and number of shares of Capital Stock that such Participating Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Section 2.2. The sale will be made on the same terms, including, without limitation, as provided in Section 2.2(d)(i) and the first sentence of Section 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Participating Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 2.2. Such Key Holder shall also reimburse each Participating Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Participating Investor's rights under Section 2.2.

3. Exempt Transfers.

3.1 Exempted Transfers. (Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 2.1 and 2.2 shall not apply (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, c) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, including any life partner or similar statutorily-recognized domestic partner, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse, including any life partner or similar statutorily-recognized domestic partner) (all of the foregoing collectively referred to as "family members"), or any other relative approved by the Board of Directors, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such family members; or (d) to the sale by the Key Holder of up to 1% of the Transfer Stock held by such Key Holder as of the date that such Key Holder first became party to this Agreement; provided that in the case of clause(s) (a), (c), or (d), the Key Holder shall deliver prior written notice to the Investors of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such Transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2; and provided further in the case of any transfer pursuant to clause (a) or (c) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2 Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "Public Offering"); or (b) pursuant to a Deemed Liquidation Event (as defined in the Restated Certificate).

3.3 Prohibited Transferees. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Board of Directors, directly or indirectly competes with the Company; or (b) any customer, distributor or supplier of the Company, if the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4. Legend. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Section 3.1 hereof shall be notated with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Lock-Up.

5.1 Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "IPO") and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (l80) days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock held immediately prior to the effectiveness of the registration statement for the IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement or to the establishment of a trading plan pursuant to Rule 10b5-1, provided that such plan does not permit transfers during the restricted period, and shall only be applicable to the Key Holders if all officers, directors and holders of more than one percent (1%) of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock) enter into similar agreements. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto.

5.2 Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

6. Miscellaneous.

6.1 Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's IPO; and (b) the consummation of a Deemed Liquidation Event (as defined in the Restated Certificate).

6.2 Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3 Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of Washington and to the jurisdiction of the United States District Court for the Eastern District of Washington for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of Washington or the United States District Court for the Eastern District of Washington, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND

VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.5 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, it shall be sent to the principal office of the Company and to the attention of the Chief Executive Officer; and a copy (which copy shall not constitute notice) shall also be sent to 601 W. Riverside Ave., Suite 1400, Spokane, WA 99201, attention: Richard Denenny.

(b) Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "DGCL"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.6 Entire Agreement. This Agreement (including, the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.7 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8 Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders, and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Preferred Stock held by the Investors (voting as a single separate class and on an as-converted basis); provided, however, that any provision may be waived by any waiving party on such party's own behalf, without the consent of any other party. Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion, (ii) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor without the written consent of such Investor, if such amendment, modification, termination or waiver would adversely affect the rights of such Investor in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the other Investors under this Agreement, (iii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders, and (iv) Schedule A hereto may be amended by the Company from time to time in accordance with the Purchase Agreements to add information regarding additional purchasers of Preferred Stock without the consent of the other parties hereto. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one (1) or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.9 Assignment of Rights.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c) The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate, or (ii) to an assignee or transferee who acquires at least 10,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d) Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock after the date hereof, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.

6.12 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.13 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.14 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.15 Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.16 Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

6.17 Effect on Prior Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

[Signature Page Follows]

AMENDED AND RESTATED
INVESTORS' RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT (this "Agreement"), is made as of March 23, 2022, by and among HyperSciences, Inc., a Delaware corporation (the "Company"), and each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "Investor", and each of the stockholders listed on Schedule B hereto, each of whom is referred to herein as a "Key Holder".

RECITALS

WHEREAS, certain of the Investors (the "Existing Investors") hold shares of Series A Preferred Stock and/or shares of Common Stock issued upon conversion thereof and possess registration rights, information rights, rights of first offer, and other rights pursuant to that certain Investors' Rights Agreement dated as of May 23, 2019, by and among the Company and such Existing Investors (the "Prior Agreement");

WHEREAS, the Existing Investors are holders of at least fifty percent (50%) of the shares of Series A Preferred Stock and/or shares of Common Stock issued upon conversion thereof and desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement; and

WHEREAS, certain of the Investors are parties to one or more Preferred Stock Subscription Agreements of even date herewith by and among the Company and such Investors under which certain of the Company's obligations are conditioned upon the execution and delivery of this Agreement by such Investors;

NOW, THEREFORE, the Existing Investors hereby agree that the Prior Agreement is hereby amended and restated in its entirety by this Agreement, and the parties to this Agreement further agree as follows:

1. Definitions. For purposes of this Agreement:

1.1 "Affiliate" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person.

1.2 "Board of Directors" means the board of directors of the Company.

1.3 "Certificate of Incorporation" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.4 "Common Stock" means shares of the Company's common stock, par value $.0001 per share.

1.5 "Damages" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.6 "Derivative Securities" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.7 "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.8 "Excluded Registration" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.9 "Holder" means any holder of Registrable Securities who is a party to this Agreement.

1.10 "Immediate Family Member" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily-recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein.

1.11 "Initiating Holders" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.12 "IPO" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.13 "Major Investor" means any Investor that, individually or together with such Investor's Affiliates, holds Registrable Securities with an aggregate Original Issue Price (as defined in the Certificate of Incorporation) of no less than $50,000 (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.14 "New Securities" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.15 "Person" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.16 "Preferred Stock" means the Company's Series A Preferred Stock, par value $.0001, Series B-1 Preferred Stock, par value $.0001, Series B-2 Preferred Stock, par value $.0001, and any Series B Preferred Stock Designation(s), par value $.0001.

1.17 "Registrable Securities" means the (i) Common Stock issuable or issued upon conversion of the Preferred Stock; and (ii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 5.1 of this Agreement.

1.18 "Registrable Securities then outstanding" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.19 "Restricted Securities" means the securities of the Company required to be notated with the legend set forth in Section 2.2(b) hereof.

1.20 "SEC" means the Securities and Exchange Commission.

1.21 "SEC Rule 144" means Rule 144 promulgated by the SEC under the Securities Act.

1.22 "SEC Rule 145" means Rule 145 promulgated by the SEC under the Securities Act.

1.23 "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.24 "Series B Preferred Stock Designation" has the meaning set forth in the Certificate of Incorporation.

2. "Market Stand-off"; Restrictions on Transfer.

2.1 "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or

Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 2.1 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement or to the establishment of a trading plan pursuant to Rule 10b5-1, provided that such plan does not permit transfers during the restricted period, and shall be applicable to the Holders only if all officers and directors are subject to the same restrictions and the Company obtains a similar agreement from all stockholders individually owning more than one percent (1%) of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.1 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.1 or that are necessary to give further effect thereto.

2.2 Restrictions on Transfer.

(a) The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b) Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.2(c)) be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE

ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.2.

(c) The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2.2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a notice, legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that with respect to transfers under the foregoing clause (y), each transferee agrees in writing to be subject to the terms of this Section 2.2. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.2(b), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

3. Information and Inspection Rights.

3.1 Financial Information. The Company will furnish to each Major Investor, when available, quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in good faith in accordance with a method selected by the Company's accountant, subject to changes resulting from normal year-end adjustments. If the Company has audited versions of any of the foregoing, it shall provide those in lieu of the unaudited versions.

3.2 Inspection. The Company shall permit each Major Investor (provided that the Board of Directors has not reasonably determined that such Major Investor is a competitor of the Company), at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; provided, however, that the Company shall not be obligated pursuant to this Section 3.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3 Termination of Information. The covenants set forth in Section 3.1, and Section 3.2 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

3.4 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or make decisions with respect to its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.4 by such Investor),(b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent reasonably necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 3.4; (iii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, provided that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

4. Rights to Future Stock Issuances.

4.1 Right of First Offer. Subject to the terms and conditions of this Section 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself and (ii) its Affiliates.

(a) The Company shall give notice (the "Offer Notice") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and any other Derivative Securities then outstanding). At the expiration of such twenty (20) day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Investor") of any other Major Investor's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of one hundred twenty (120) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b), the Company may, during the one hundred twenty (120) day period following the expiration of the periods provided in Section 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 4.1.

(d) The right of first offer in this Section 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Certificate of Incorporation); (ii) shares of Common Stock issued in the IPO; and (iii) shares of Preferred Stock, provided, Series B-2 Preferred Stock and Series B Preferred Stock Designation(s) are only exempted pursuant to this Section 4.1(d) if such shares are offered and sold at a price per share at or above the Series B-2 Preferred Stock Original Issue Price (as defined in the Certificate of Incorporation).

(e) The right of first offer set forth in this Section 4.1 shall terminate with respect to any Major Investor who fails to purchase, in any transaction subject to this Section 4.1, all of such Major Investor's pro rata amount of the New Securities allocated (or, if less than such Major Investor's pro rata amount is offered by the Company, such lesser amount so offered) to such Major Investor pursuant to this Section 4.1. Following any such termination, such Investor shall no longer be deemed a "Major Investor" for any purpose of this Section 4.1.

(f) Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Section 4.1, the Company may elect to give notice to the Major Investors within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each Major Investor shall have twenty (20) days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by such Major Investor, maintain such Major Investor's percentage-ownership position, calculated as set forth in Section 4.1(b) before giving effect to the issuance of such New Securities.

4.2 Termination. The covenants set forth in Section 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, or (ii) upon the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first and, as to each Major Investor, in accordance with Section 4.1(e).

5. Miscellaneous.

5.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one (1) or more of such Holder's Immediate Family Members; or (iii) after such transfer; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 2. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall, as a condition to the applicable transfer, establish a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

5.2 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

5.3 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

5.5 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A or Schedule B (as applicable) hereto, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or in any case to such email address or address as subsequently modified by written notice given in accordance with this Section 5.5. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to 601 W. Riverside Ave., Suite 1400, Spokane, WA 99201, Attention: Richard Denenny.

(b) Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "DGCL"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

5.6 Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of at least a majority of the Registrable Securities then outstanding;

provided that the Company may in its sole discretion waive compliance with Section 2.2(c) (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 2.2(c) shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction) and (b) Sections 3.1 and 3.2, Section 4 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Section 5.6) may be amended, modified, terminated or waived with only the written consent of the Company and the holders of at least a majority of the Registrable Securities then outstanding and held by the Major Investors. Further, this Agreement may not be amended, modified or terminated, and no provision hereof may be waived, in each case, in any way which would adversely affect the rights of the Key Holders hereunder in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the Investors hereunder, without also the written consent of the holders of at least a majority of the Registrable Securities held by the Key Holders. Notwithstanding the foregoing, Schedule A hereto may be amended by the Company from time to time to add transferees of any Registrable Securities in compliance with the terms of this Agreement without the consent of the other parties; and Schedule A hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Investor who becomes a party to this Agreement in accordance with Section 5.9. The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, modification, termination, or waiver effected in accordance with this Section 5.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one (1) or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

5.7 Severability. In case any one (1) or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

5.8 Aggregation of Stock; Apportionment. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated Persons may apportion such rights as among themselves in any manner they deem appropriate.

5.9 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

5.10 Entire Agreement. This Agreement (including any Schedules hereto), constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

5.11 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Washington and to the jurisdiction of the United States District Court for the Eastern District of Washington for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of Washington or the United States District Court for the Eastern District of Washington, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

5.12 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.13 Effect on Prior Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

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